Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

YouSolar, Inc.
292 Brokaw Road
Santa Clara, CA 95050
www.yousolar.com

Up to $4,999,997.22 in Class B Common Stock at $0.74
Minimum Target Amount: $9,999.62

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: YouSolar, Inc.
Address: 292 Brokaw Road, Santa Clara, CA 95050
State of Incorporation: DE
Date Incorporated: May 11, 2010

Terms:

Equity

Offering Minimum: $9,999.62 | 13,513 shares of Class B Common Stock
Offering Maximum: $4,999,997.22 | 6,756,753 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.74
Minimum Investment Amount (per investor): $349.28

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

All Investor Owners Club

20% or 10% discount on a PowerBloc® system (excluding solar panels and installation charges), if purchased in by 1 December 2022 or 1 December 2023, respectively, for U.S. delivery or Free-on-Board, Santa Clara, California, for all international

destinations. Discount applies only to the first U.S. $100,000.00 of order(s) by the investor.

Early Bird

First 48 hours - Friends and Family Early Birds | 20% bonus shares

Next 72 hours - Early Bird Bonus | 15% bonus shares

Next 7 days - Early Adopters | 5% bonus shares

Perks by Investment Amount

$700+ YouSolar-branded Organic T-shirt. Some colors are not available in organic cotton.

$1,500+ YouSolar T-Shirt and Visor or Trucker Hat

$3,500+ YouSolar T-shirt or Hoodie and Visor or Trucker Hat and Coffee Mug

$7,500+ YouSolar-branded titanium sports bottle + 5% bonus shares.

$27,500+ Wonderfully crafted, stackable model of the PowerBloc® for your desk. (Works as a "stress toy" or paperweight.) + 10% bonus shares.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

YouSolar, Inc. will offer 10% bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.74 / share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $74. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Note on Bonus Shares and Perks

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

YouSolar Inc. was formed on May 11, 2010 in Delaware under the entity Fireball Solar Technologies, LLC. On January 16th of 2013, the company converted from Fireball Solar Technologies, LLC to Fireball Technologies, Inc. On April 22, 2013, Fireball Technologies, Inc. amended the company name to YouSolar, Inc. ("YouSolar"). All intellectual property has been assigned to and is owned by the company.

YouSolar sells the PowerBloc®, an independent solar+battery nano-grid that delivers clean and resilient power for the home or business. The PowerBloc is not a backup system but a primary power system to the home or business. Solar energy is the primary energy source, but PowerBloc can seamlessly blend solar, utility, and generator power on its efficient direct current architecture. YouSolar is installing PowerBloc systems at homes in Northern California threatened by wildfires and a clinic in Key West, Florida, in the path of tropical storms. The PowerBloc's patented stackable modules, coming in 2022, will allow for easier shipment and plug-and-play installation.

Competitors and Industry

The industry landscape includes many companies in different areas of the solar and battery market. These competitors include large, well-funded public companies, such as Enphase, Tesla, LG Energy Solutions, or Panasonic. However, in our opinion, the systems currently offered by these competitors include much heavier battery units than those of the PowerBloc and are more complicated to install. Our competitors' systems also do not allow for easy integration of multiple power sources, especially generators.

Through the features and performance of the PowerBloc®, we aim to open the entire world to solar energy by dramatically improving the usefulness of solar+battery systems and access to this technology. We believe the introduction of stackable modules will be a game-changer for the industry.

We deliver a fully integrated solar+battery nano-grid system that powers an entire home or business, but that is also safe and fast to assemble even by third-party electricians that are not familiar with the system. We believe the PowerBloc system is poised to succeed through our revolutionary technology and the direct-to-consumer business model which the modular, plug-and-play technology enables.

Current Stage and Roadmap

Current Development Stage

YouSolar has installed demonstration PowerBloc® solar+battery systems at off-grid homes in Big Sur and the Sierra Nevada mountains, California. The Big Sur demonstration has been running continuously for over two years. These systems

tested many power electronics, controls, and software but did not operate only on the high potential bus as the current, production PowerBloc system. In 2021 we completed the design of all PowerBloc modules, except for our new single-phase inverter. That inverter is expected to be completed in Q4 of 2022. These modules integrate one or multiple solar arrays, bring in utility and generator power, step the potential of the batteries up and down, or connect multiple cabinets. All power is delivered to the high potential bus in parallel. All modules are controlled by a program on a central Linux single-board computer (SBC). These modules fit into 19-inch racks. For an overview of all modules and specifications, please refer to the technology page of our website, www.yousolar.com.

The PowerBloc is fully automated. It is controlled by an intelligent energy management system (EMS) running on the Linux SBC. The EMS receives solar irradiance data from our in-house real-time satellite solar irradiance forecast. The system is viewed and controlled via a user interface on an Android tablet. We are currently installing six residential PowerBloc systems in Northern California, which will temporarily use a 3rd party inverter. We are also installing a PowerBloc at a clinic in Florida that will use a 3rd-party 3-phase inverter. (The company has no plans to develop a 3-phase inverter.) These systems will all operate on a high potential bus. The company has also designed and engineered the prototype of the stackable module system. A functional prototype of the stackable enclosures has been built and is currently undergoing mechanical, thermal, and electrical testing and development.

Future Roadmap

The company will improve its product in all areas: power electronics, controls, software, and packaging. All of those improvements are important to the system's performance and competitiveness. Among these improvements are a (1) redesign of the micro-converter's power stage, communications protocol, and enclosure; (2) a move to a higher-potential battery and a higher potential at the lower stage of the bi-directional converter; (3) the design of a lower-cost rectifier, (4) the introduction of a high-power single-phase inverter: (5) and the testing and market introduction of the stackable module system. Of these five significant technology developments, the single-phase inverter and the stackable modules are the most important to the company's market strategy. There currently are no high-power grid-forming single-phase inverters in the market. YouSolar's inverter is a critical piece of the PowerBloc and makes it complete. There will be a 15kW and a 25kW version of the inverter, with significant surge capacity. These inverters allow the company to offer full utility power replacements for homes with 100 and 200 Ampere single-phase service, the most common utility service in the United States. The stackable module represents a realization of the company's vision of a high-power solar-battery system that can ship with standard shippers, is customizable and scalable to fit our customers' needs, and can be assembled and connected to the house by any electrician without training. This modular and stackable system is made possible by the patented power architecture of the PowerBloc. We believe that no such system exists in the market. The company believes the stackable and modular system will see adoption in the residential and commercial power market and by the military and disaster relief organizations.

The Team

Officers and Directors

Name: Arnold Leitner

Arnold Leitner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO and President
  Dates of Service: May 11, 2010 - Present
  Responsibilities: Product design, management, and fundraising. This is Arnold's full-time role. Arnold has an annual salary of U.S. 275k. As the founder, Arnold holds founder's shares, Common A. He was also issued options in 2018. He may receive additional stock option grants in the future.

- **Position:** Board Member
  Dates of Service: January 16, 2013 - Present
  Responsibilities: Member of the board of directors. Arnold is not compensated for his role as board member.

Other business experience in the past three years:

- **Employer:** Arnold Leitner & Partners LLC (ALNP)
  Title: Managing Member
  Dates of Service: May 01, 2005 - Present
  Responsibilities: Identify and invest in business opportunities in the renewable energy and environmental technology sector.

Name: Michael W. Allman

Michael W. Allman's current primary role is with H2scan. Michael W. Allman currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 21, 2017 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** H2scan
  Title: Chairman
  Dates of Service: January 01, 2017 - Present

Responsibilities: Executive management.

Name: Galen J. Torneby

Galen J. Torneby's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President, Operations & Chief Operating Officer
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Operations, sales, and system deployments. Galen is paid USD 150k per year. The board has also approved 400,000 options of Common B stock for Galen.

Other business experience in the past three years:

- **Employer:** Fairweather & Associates
  Title: COO
  Dates of Service: February 01, 2020 - August 30, 2020
  Responsibilities: Galen collaborated closely with the CEO in setting and driving organizational vision, operational strategy, and hiring needs.

Other business experience in the past three years:

- **Employer:** Solar Philippines
  Title: COO Power Systems
  Dates of Service: July 01, 2020 - September 30, 2020
  Responsibilities: Part-time. Responsible for all PV module manufacturing and all utility and commercial-scale PV power project delivery.

Other business experience in the past three years:

- **Employer:** SolarCraft
  Title: CEO
  Dates of Service: August 01, 2019 - January 30, 2020
  Responsibilities: Responsible for strategy, personnel management, and execution with regards to managing all functions at SolarCraft.

Other business experience in the past three years:

- **Employer:** SolarCraft
  Title: COO
  Dates of Service: May 20, 2019 - July 31, 2019
  Responsibilities: Overseeing all aspects of technical operations at SolarCraft,

including safety, project design, and engineering, estimating, project management, construction and services.

Other business experience in the past three years:

- **Employer:** DNV GL
  Title: Head of Department, Solar
  Dates of Service: October 01, 2018 - April 23, 2019
  Responsibilities: Management responsibility for staff performing technical advisory work in the solar PV and CSP sectors.

Other business experience in the past three years:

- **Employer:** Tumult Wines
  Title: Co-Owner, Farmhand
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Our vineyard and winemaking business, we grow Malbec grapes at our home/farm in rural Sonoma County near Calistoga; we sell most of them. We also make Rosé of Malbec and Malbec red wine.

Name: Richard F. ("Rick") Hoskins

Richard F. ("Rick") Hoskins's current primary role is with Powur PBC. Richard F. ("Rick") Hoskins currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 21, 2020 - Present
  Responsibilities: Member of the board of directors. As compensation, the Company will issue the "Hoskins/Frame Family Trust dated Dec. 15, 1999" (the "Trust") options to purchase Common Stock B at the strike price of USD 0.17 per share that is equal to USD 100,000 in value, or USD 100,000 / (USD 0.17 / share) = 588,235 shares. These option shares will vest over two (2) years at the fraction of 1/24th per month at the end of each calendar month beginning 1 September 2020. In addition, concurrent with the closing of an anticipated Regulation A (Tier 2) financing under which the Company plans to sell Common Stock B to the general public, the Company will issue the Trust an option to purchase Common Stock B at the then strike price that is equal to USD 150,000 in value. These option shares will vest over three (3) years at the fraction of 1/36th per month at the end of each calendar month beginning 1 October 2022.

Other business experience in the past three years:

- **Employer:** Powur PBC

Title: Chairman of the Board
Dates of Service: January 01, 2015 - Present
Responsibilities: Typical board duties

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an

offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the energy sector. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to five-million United States Dollars (USD 5,000,000) in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our product developments and sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our product developments and sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the

sale of Class B Common Stock, institutional or other investors may negotiate terms that are could be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current product and services are variants on one type of product, independent solar and battery power systems. Our revenues are therefore dependent upon the market for solar-battery systems.

Some of our products are still in prototype phase and might never be operational products
It is possible that for certain features of our product there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage of some of the features of our product and have only manufactured a few first systems of the PowerBloc® solar-battery nano-grid. Delays or cost overruns in the development of additional features of the PowerBloc® and failure of the product to meet our performance estimates during validation with customers may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and

have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you could get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will likely fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that

competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
YouSolar, Inc. was formed on May 11, 2010. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. YouSolar has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and has generated little revenue. If you are investing in this company, it's because you think that the PowerBloc® is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns a number of patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their

work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As any business, we are vulnerable to hackers who may access our cloud-based customer and product database or any of our internet-connected computers. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on YouSolar could harm our reputation and materially negatively impact our financial condition and business.

We are a new company with risks related to small early stage businesses.
We are a small business, and are, therefore, subject to the risks and expenses that most small businesses face. Although to date, we have received approximately $340,895 in customer deposits with respect to customer contracts having a value of approximately $996,044, we have only generated $36,681 in revenues. We expect to experience net losses in the foreseeable future. In order to be successful, we must, among other things, successfully execute our business and marketing strategy, contract with distributors, successfully market our products and operate our business in compliance with applicable law, respond to competitive developments, and attract and retain qualified personnel. There can be no assurance that we will be successful in accomplishing the foregoing, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our business strategy depends on the widespread adoption of solar-battery technology.
The market for solar and battery products is emerging and rapidly evolving, and its future success is uncertain. If demand for solar and battery products fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability. The factors influencing the widespread adoption of solar and battery technology include, (a) cost-effectiveness, performance and reliability of solar and battery technologies as compared with conventional and other alternative energy technologies, (b) success of alternative distributed generation technologies such as fuel cells, wind power and micro turbines with or without batteries, (c) fluctuations in economic and market conditions which impact the viability of conventional and non-solar-battery alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels, (d) continued deregulation of the electric power industry and broader energy industry, and (e) availability of government subsidies and incentives for both solar and other energy sources or tariffs or other duties imposed on components used in our system.

The success of our business is highly correlated to general economic conditions.
Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which

typically declines during times of economic instability. Declines in economic conditions in the United States or in other countries in which we operate and may operate in the future may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization subsequently declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance into the future will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

The growth of our business depends on our ability to finance new products and services.

We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses.

Products we manufacture may contain design or manufacturing defects, which could result in customer claims.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed

shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

The reduction or elimination of government and economic incentives could cause our revenue to decline.

The cost to produce solar energy in many parts is below the cost of electricity in the U.S. from traditional sources. However, there is significant cost of integrating variable solar energy sources into the electric power system or of customer-owned batteries to store variable energy locally. As a result, to encourage the adoption of solar and battery technologies, the U.S. government and numerous state governments continue to provide subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar energy products. Reduction, elimination and/or periodic interruption of these government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in the diminished competitiveness of solar energy, and materially and adversely affect the growth of these markets and our revenues. Even though by default our system does not net-meter and, in our best understanding, does not require utility approval, electric utility companies that have significant political lobbying powers may push for a change in the relevant legislation in our markets, in particular to related to the aforementioned economic subsidies. The reduction or elimination of government subsidies could cause our revenues to decline and materially and adversely affect our business, financial condition and results of operations.

We face intense competition, and many of our competitors have substantially greater resources than we do.

We compete with major international and domestic companies. Some of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. In addition, many of our competitors are developing and are currently producing products based on new solar energy or battery technologies that may ultimately have costs similar to, or lower than, our projected costs. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of solar and solar-related products than we can. Our business relies on sales of our solar and battery products and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar products. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Because our industry is highly competitive, we may lose market share to larger companies that are better equipped to weather a deterioration in market conditions due to increased competition.

Our industry is highly competitive and fragmented and is subject to rapid change. We

may in the future compete for potential customers with solar and HVAC systems installers and servicers, electricians, utilities and other providers of solar energy equipment or electric power. Some of these competitors may have significantly greater financial, technical and marketing resources and greater name recognition than we have. Competition in the solar and battery energy industry may increase in the future, partly due to low barriers to entry, as well as from other alternative energy resources now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

If we do not retain key personnel, our business will suffer.

The success of our business is heavily dependent on the leadership of our key management personnel, including, Arnold Leitner, our chief executive officer and director. If any of them were to leave us, it would be difficult to replace them, and our business would be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization.

Our failure to protect our intellectual property rights could diminish the value of our products, weaken our competitive position and reduce our revenue, and infringement claims asserted against us or by us, could have a material adverse effect.

We regard the protection of our intellectual property, which includes patents, trade secrets, copyrights, trademarks, domain names and intellectual property licenses, as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We license one patent and design for a micro-converter used in our product. The license is irrevocable and fully paid up. In addition the patents issued or licensed to us and any future patents for which we may apply, or which we may license, may not protect commercially important aspects of our technology. Furthermore, the validity and enforceability of such patents may be challenged by third parties, which may result in them being invalidated or modified by the U.S. Patent and Trademark Office ("PTO"), various legal actions against us, the need to develop or obtain alternative technology, and/or obtain appropriate licenses under third party patents, which may not be available on acceptable terms or at all. We have registered domain names and trademarks in the United States and abroad and may also pursue additional registrations both in and outside the United States. Effective trade secret, copyright, trademark, domain name and patent protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual

property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. In addition, our competitors may independently develop similar technology. The laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property could result in competitors offering services that incorporate our most technologically advanced features, which could seriously reduce demand for our products. In addition, we may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination that is unfavorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop its competitors from infringing upon our intellectual property rights.

We license certain technology from a third party.
We license a patent and related know-how from eIQ Energy, Inc. ("eIQ"), pursuant to a non-exclusive license agreement, which license expires in March 2032. However, this license is irrevocable and fully paid up which means that we do not have to make any future payments either to maintain the license or for the number of units made under the license. We currently also purchase a bi-directional converter from eIQ, which we intend to use until our own designs are developed. If we default under any of our obligations under the License Agreement, we may be unable to use continue to manufacture, market and sell our products, as currently designed, which could have a material adverse effect. In addition, because the license is non-exclusive, eIQ Energy, Inc., could use or license the patent and know-how to others for use in competing products, which could have a material adverse effect on us.

We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.
Since our products are electricity-producing devices, it is possible that users, installers or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

We depend upon a limited number of third-party suppliers for key materials, and any disruption from such suppliers could prevent us from manufacturing and selling cost-effective products and reduce our revenues.
Our products use materials and components procured from a limited number of third-party suppliers. We currently purchase these components from a small number of suppliers. If we fail to maintain our relationships with these suppliers, or fail to secure

additional supply sources from other suppliers, we may only be able to deliver our products at a higher cost or after a long delay. Any of these factors could prevent us from delivering our products to our customers within required timeframes, resulting in potential order cancellations and lost revenue.

Control by Our Founder.
Pursuant to our Amended and Restated Certificate of Incorporation, each share of Class A Common Stock holds ten (10) votes, compared to one (1) vote held by each outstanding holder of Class B Common Stock and for each share of Class B Common Stock into which the Preferred Stock is convertible. As of the date hereof, there are approximately 47,423,083 shares of capital stock outstanding, including, 8,855,781 shares of Class A Common Stock, all of which are held by Arnold Leitner & Partners LLC, an entity controlled by Arnold Leitner, our founder, current Chief Executive Officer, and director. Therefore, Mr. Leitner controls over 69% of the stockholder voting power, and is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

The holders of Preferred Stock have preferential rights to dividends and distributions upon a liquidation, dissolution and certain acquisitions.
Upon a liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets and certain acquisitions (a "Liquidation Event"), the holders of our Series A Preferred Stock are entitled to receive a preference equal to 1 times, and the holders of our Series Seed Preferred Stock are entitled to receive a preference equal to 1.5 times, the respective original issuance prices for the applicable series of Preferred Stock (subject to adjustments as described in our Amended and Restated Certificate of Incorporation), before any funds are distributed to the holders of Common Stock. The original issuance prices for our Preferred Stock, range from $0.05 per share to $0.3325 per share. If a liquidation event occurred as of the date hereof, the holders of our outstanding Preferred Stock would be entitled to receive the first approximately $6.4 million in distributions, with the remaining amounts being split pro rata amongst the holders of Common Stock. In addition, if dividends are declared by our board of directors (payable in other than Class A Common Stock, Class B Common Stock or certain other securities), non-cumulative dividends in an amount equal to six percent (6%) of the original issuance price of each share of Preferred Stock, shall be paid to the holders of Preferred Stock, prior to the payment of any dividends to the holders of Common Stock. Therefore, if our board of directors declares any dividends or approves a liquidation event, there may not be any amounts remaining to be paid to the holders of Common Stock after distribution are made to the holders of Preferred Stock.

The holders of Preferred Stock hold Anti-Dilution Rights.
Each series of Preferred Stock has weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Preferred Stock (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation). The application

of the weighted anti-dilution calculation would result in a reduction of the conversion price of the applicable series of Preferred Stock, thereby resulting in an increase in the number of shares of Class B Common Stock into which such series of Preferred Stock is convertible. If in the future, we issue securities at below the conversion price of any series of Preferred Stock that currently exist or may be authorized and issued, the holders of such Preferred Stock will be entitled to the issuance of additional shares of Class B Common Stock upon conversion of such Preferred Stock, through a reduction in the effective conversion price then in effect for such Preferred Stock, which would result in dilution to the holders of Common Stock, through a decrease in their relative percentage ownership of us.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Risks of Borrowing.
As of December 1, 2021, we had $85,342 in outstanding loans, of which $75,342 are held by Officers and/or Directors of the Company, co-founders or family members of Officers. In addition, we may have to seek loans from financial institutions or the government.. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Management Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited Transferability and Liquidity.
Each investor agrees that it will acquire our Class B Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.

Dilution

You should understand the potential for dilution. Each investor's stake in us, could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the Company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, you could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. Each series of Preferred Stock has weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Preferred Stock (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation). The application of the weighted anti-dilution calculation would result in a reduction of the conversion price of the applicable series of Preferred Stock, thereby resulting in an increase in the number of shares of Class B Common Stock into which such series of Preferred Stock is convertible. If in the future, we issue securities at below the conversion price of any series of Preferred Stock that currently exist or may be authorized and issued in the future, the holders of such Preferred Stock will be entitled to the issuance of additional shares of Class B Common Stock upon conversion of such Preferred Stock, through a reduction in the effective conversion price then in effect for such Preferred Stock, which would result in dilution to the holders of Common Stock, through a decrease in the holder’s relative percentage ownership of us. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Capitalization

The Company intends to amend and restate its current certificate of incorporation to issue shares of Class B Common Stock to the investors in this Offering. The Company is currently authorized to issue 168,441,310 shares of stock, of which 132,000,000 shares are designated as Common Stock and 36,441,310 shares are designated Preferred Stock. Of the 132,000,000 shares of Common Stock, 67,000,000 shares are designated Class A Common Stock and 65,000,000 shares are designated Class B Common Stock. Of the 36,441,310 shares of Preferred Stock, 6,552,714 shares are designated as Series Seed-1 Preferred Stock, 2,611,616 shares are designated as Series Seed-2 Preferred Stock, 2,018,566 shares are designated as Series Seed-3 Preferred Stock, 2,309,579 shares are designated as Series Seed-4 Preferred Stock, 1,814,742

shares are designated as Series Seed-5 Preferred Stock, 4,559,507 shares are designated as Series Seed-6 Preferred Stock (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, collectively, are referred to herein as the "Series Seed Preferred Stock"), and 16,575,586 shares are designated as Series A Preferred Stock, After the Company amends and restates its current certificate of incorporation, the Company will be authorized to issue approximately 110,181,974 shares of stock, of which approximately 80,452,279 shares shall be designated as Common Stock and approximately 29,729,695 shares shall be designated as Preferred Stock. Of the approximate 80,452,279 shares to be designated as Common Stock, 8,855,781 shares shall be designated Class A Common Stock and approximately 71,596,498 shares shall be designated Class B Common Stock. Of the approximate 29,729,695 shares to be designated as Preferred Stock, the same number of shares shall be designated each series of Series Seed Preferred Stock as the current restated certificate, but approximately 9,862,971 shares shall instead be designated Series A Preferred Stock. We also have outstanding or promised options to purchase 14,189,047 shares of Class B Common Stock, having an exercise price per share between $0.0001 and $0.17 per share. We have outstanding warrants to purchase 5,590,350 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share. We also have two outstanding SAFE Notes in the aggregate principal amount of $3,000,000. One of the SAFE Notes has an outstanding principal balance of $2,000,000, and is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (a) a 20% discount to the price per share of the preferred stock offered in such equity financing, and (b) a price per share based on a $20,000,000 pre-money valuation. The other SAFE Note has an aggregate principal balance of $1,000,000, is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (x) a 20% discount to the price of the preferred stock offered in such equity financing, and (y) a price per share based on a $30,000,000 pre-money valuation. We also have two convertible promissory notes with an aggregate principal amount of $500,000, which each has a simple annual interest rate of 10%, is convertible into any capital stock upon a bona fide equity financing of at least $1,000,000, in which the interest is required to be converted into capital stock, but the principal is convertible at the option of the holder. The following summarizes the rights of our capital stock as provided in our Amended and Restated Certificate of Incorporation. Dividend Rights. The holders of Preferred Stock are entitled to receive non-cumulative dividends, out of any funds legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Class A Common Stock, Class B Common Stock or other securities and rights convertible into Common Stock) on the Class A Common Stock or Class B Common Stock, at the applicable Dividend Rate (as defined below), payable when and if declared by the Board of Directors. "Dividend Rate" means, with respect to any share of Preferred Stock, an amount per annum equal to six percent (6%) of the Original Issue Price (as defined below) applicable to such share of Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). After payment of such dividends, any additional dividends or distributions shall be

distributed among all holders of Class A Common Stock, Class B Common Stock and Preferred Stock in proportion to the number of shares of Class A Common Stock and Class B Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Class B Common Stock at the then effective conversion rate. "Original Issue Price'' means $0.3325 per share for each share of the Series Seed-1 Preferred Stock, $0.2000 per share for each share of the Series Seed-2 Preferred Stock, $0.1750 per share for each share of the Series Seed-3 Preferred Stock, $0.1500 per share for each share of the Series Seed-4 Preferred Stock, $0.0613 per share for each share of the Series Seed-5 Preferred Stock, $0.0500 per share for each share of the Series Seed-6 Preferred Stock and $0.0905 per share for each share of the Series A Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock). Liquidation Rights. Upon any Liquidation Event (as defined below), the holders of each series of Preferred Stock shall receive out of the proceeds or assets legally available for distribution (the "Proceeds"), prior and in preference to any distribution of the Proceeds to the holders of Common Stock, an amount per share equal to the sum of (i) with respect to the Series Seed Preferred Stock, 1.5 times the Original Issue Price, and (ii) with respect to the Series A Preferred Stock, 1 times the applicable Original Issue Price, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds are insufficient to permit the payment of the full preferential amounts, then the entire Proceeds shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this paragraph. Upon completion of the distribution required by the foregoing paragraph, all of the remaining Proceeds, shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Class A Common Stock and Class B Common Stock held by each. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive upon a Liquidation Event, each such holder shall be deemed to have converted (regardless of whether such holder actually converted) its shares of Preferred Stock, into shares of Class B Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted into shares of Class B Common Stock. A “Liquidation Event” includes, (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of our assets, (B) the consummation of our merger or consolidation with or into another entity (except a merger or consolidation in which the holders of our capital stock immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of our capital stock or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of

the transfer, in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of our securities if, after such closing, such person or group would hold fifty percent (50%) or more of our then outstanding voting stock or the outstanding voting stock of the surviving or acquiring entity, or (D) our liquidation, dissolution or winding up; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change our state of incorporation or to create a holding company that will be owned in substantially the same proportions by persons who held our securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Conversion of Preferred Stock Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for such series by the applicable Conversion Price for such series. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price of such series, subject to adjustment as set forth below. Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the then effective Conversion Price immediately upon the earlier of (a) the closing of the sale of Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, which results in at least $30,000,000 of gross proceeds to us (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Conversion Price Adjustments for Certain Dilutive Issuances. The Conversion Prices of the Preferred Stock are subject to adjustment in the case of subdivisions or combinations of common stock, stock dividends and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events. The Conversion Price for each series of Preferred Stock, is also subject to adjustment in the case of certain issuances of securities at less than the then applicable Conversion Price for such series of Preferred Stock, based on a weighted average anti-dilution formula. Voting Rights. General Matters. The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders. The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law. Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. Director Election Rights. As long as at least 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of Preferred Stock shall be entitled to elect one (1) director (the "Preferred

Director"), and the holders of outstanding Common Stock, voting together as a single class, shall be entitled to elect two (2) directors. To the extent the board has more than three (3) directors, the holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors. Any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of our Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by written consent or through a vote at a stockholder meeting. Any director may be removed, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors. Special Voting Rights of Preferred Stock. As long as 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, we may not take any of the actions set forth below without the approval of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis): (a) consummate a Liquidation Event; (b) amend, alter or repeal any provision of our Amended and Restated Certificate of Incorporation or Bylaws so as to adversely alter or change the rights, preferences, privileges and restrictions of the shares of Preferred Stock; (c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock; (d) authorize, create or issue any equity security, or instrument convertible into any security, having a preference over, or on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A Preferred Stock; (e) (i) reclassify, alter or amend any existing security that is pari passu with the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege; (f) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any Preferred Stock or Common Stock; except for the repurchase of certain shares of Common Stock from employees, officers, directors, consultants and service providers, under certain circumstances; (g) change the authorized number of, or method of electing directors; or (h) pay or declare any dividend other than dividends payable on Common Stock solely in the form of additional shares of Common Stock. Registration Rights Pursuant to an Investors' Rights Agreement entered into between us and the holders of each class of our Preferred Stock, we agreed that if we engage in a firm commitment

underwritten public offering of our Common Stock or other equity securities, then upon a written request of the holders of a majority of the outstanding shares of Common Stock issued or issuable upon conversion of the Preferred Stock (collectively, "Registrable Securities"), made any time after six months from the effective date of such underwritten public offering, and subject to certain exceptions, we shall use commercially reasonable efforts to effect as soon and practical, a registration of such Registrable Securities; provided that the anticipated aggregate offering price of such Registrable Securities is at least $15,000,000. In addition, subject to certain underwriting requirements, we agreed that if we propose to register any of our securities held by our stockholders (other than the holders of Registrable Securities) in connection with a public offering of securities solely for cash, we shall, upon the written request of any holder of Registrable Securities, use our commercially reasonably efforts to cause all of such Registrable Securities, to be registered under the Act. We further agreed that subject to certain exceptions, upon receipt of a request from the holders of at least 30% of our Registrable Securities, we shall use commercially reasonable efforts to effect as soon as practical, a registration of such Registrable Securities pursuant to Form S-3.

We may never have an operational product or service.
It is possible that there may never be an operational a plug-and-play, high-power, or stackable PowerBloc or which may fail to miss other design requirements; or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Arnold Leitner & Partners LLC (ALNP) - (ALNP is managed by Arnold Leitner, CEO and President, who owns 45% of ALNP. Arnold has the power and authority to make all decisions for ALNP. Pradyna Leitner, Arnold's wife, owns 45% of ALNP. Lisa Eidt and Christian Ruebesam, co-founders, each own 5% of ALNP).	8,855,781	Class A Common Stock	70.01

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Series Seed Preferred Stock (Series 1- 6), Series A Preferred Stock, SAFE Note - Series 1, and SAFE Notes - Series 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 6,756,753 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 67,000,000 with a total of 8,855,781 outstanding.

Voting Rights

The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 65,000,000 with a total of 29,426,197 outstanding.

Voting Rights

The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Options

The total amount outstanding includes stock options issued to purchase 12,183,165 shares of Class B Common Stock, having an exercise price ranging from $0.0001 to $0.11 per share.

The total amount outstanding includes stock options reserved but unissued to purchase 2,815,075 shares of Class B Common Stock, having an exercise price ranging from $0.0001 to $0.11 per share.

Warrants

The total amount outstanding includes warrants to purchase 5,590,350 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share.

Series Seed Preferred Stock (Series 1- 6)

The amount of security authorized is 19,866,724 with a total of 19,866,724 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all

matters submitted to a vote of the holders of Common Stock. (See additional information below)

Material Rights

Series Seed 1-6 Preferred Stock have been authorized in the following amounts for each class:

Series Seed 1: 6,552,714 shares authorized, and outstanding.

Series Seed 2: 2,611,616 shares authorized, and outstanding.

Series Seed 3: 2,018,566 shares authorized, and outstanding.

Series Seed 4: 2,309,579 shares authorized, and outstanding.

Series Seed 5: 1,814,742 shares authorized, and outstanding.

Series Seed 6: 4,559,507 shares authorized, and outstanding.

We have outstanding warrants to purchase 5,590,350 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share.

Dividend Rights.

The holders of Preferred Stock are entitled to receive non-cumulative dividends, out of any funds legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Class A Common Stock, Class B Common Stock or other securities and rights convertible into Common Stock) on the Class A Common Stock or Class B Common Stock, at the applicable Dividend Rate (as defined below), payable when and if declared by the Board of Directors.

"**Dividend Rate**" means, with respect to any share of Preferred Stock, an amount per annum equal to six percent (6%) of the Original Issue Price (as defined below) applicable to such share of Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Class A Common Stock, Class B Common Stock and Preferred Stock in proportion to the number of shares of Class A Common Stock and Class B Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Class B Common Stock at the then effective conversion rate.

"**Original Issue Price**'' means $0.3325 per share for each share of the Series Seed-1 Preferred Stock, $0.2000 per share for each share of the Series Seed-2 Preferred Stock, $0.1750 per share for each share of the Series Seed-3 Preferred Stock, $0.1500 per share for each share of the Series Seed-4 Preferred Stock, $0.0613 per share for each share of the Series Seed-5 Preferred Stock, $0.0500 per share for each share of the Series Seed-6 Preferred Stock and $0.0905 per share for each share of the Series A Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred

Stock).

Liquidation Rights.

Upon any Liquidation Event (as defined below), the holders of each series of Preferred Stock shall receive out of the proceeds or assets legally available for distribution (the "Proceeds"), prior and in preference to any distribution of the Proceeds to the holders of Common Stock, an amount per share equal to the sum of (i) with respect to the Series Seed Preferred Stock, 1.5 times the Original Issue Price, and (ii) with respect to the Series A Preferred Stock, 1 times the applicable Original Issue Price, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds are insufficient to permit the payment of the full preferential amounts, then the entire Proceeds shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this paragraph.

Upon completion of the distribution required by the foregoing paragraph, all of the remaining Proceeds, shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Class A Common Stock and Class B Common Stock held by each.

Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive upon a Liquidation Event, each such holder shall be deemed to have converted (regardless of whether such holder actually converted) its shares of Preferred Stock, into shares of Class B Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted into shares of Class B Common Stock.

A "**Liquidation Event**" includes, (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of our assets, (B) the consummation of our merger or consolidation with or into another entity (except a merger or consolidation in which the holders of our capital stock immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of our capital stock or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer, in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of our securities if, after such closing, such person or group would hold fifty percent (50%) or more of our then outstanding voting stock or the outstanding voting stock of the surviving or acquiring entity, or (D) our liquidation, dissolution or

winding up; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change our state of incorporation or to create a holding company that will be owned in substantially the same proportions by persons who held our securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Conversion of Preferred Stock

Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for such series by the applicable Conversion Price for such series. The initial "**Conversion Price**" per share for each series of Preferred Stock shall be the Original Issue Price of such series, subject to adjustment as set forth below.

Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the then effective Conversion Price immediately upon the earlier of (a) the closing of the sale of Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, which results in at least $30,000,000 of gross proceeds to us (a "**Qualified Public Offering**") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Conversion Price Adjustments for Certain Dilutive Issuances.

The Conversion Prices of the Preferred Stock are subject to adjustment in the case of subdivisions or combinations of common stock, stock dividends and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events. The Conversion Price for each series of Preferred Stock, is also subject to adjustment in the case of certain issuances of securities at less than the then applicable Conversion Price for such series of Preferred Stock, based on a weighted average anti-dilution formula.

Voting Rights.

General Matters. The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders. The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law. Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the

holders of Common Stock.

Director Election Rights. As long as at least 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of Preferred Stock shall be entitled to elect one (1) director (the "Preferred Director"), and the holders of outstanding Common Stock, voting together as a single class, shall be entitled to elect two (2) directors. To the extent the board has more than three (3) directors, the holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors.

Any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of our Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by written consent or through a vote at a stockholder meeting. Any director may be removed, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors.

Special Voting Rights of Preferred Stock.

As long as 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, we may not take any of the actions set forth below without the approval of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis):

(a) consummate a Liquidation Event;

(b) amend, alter or repeal any provision of our Amended and Restated Certificate of Incorporation or Bylaws so as to adversely alter or change the rights, preferences, privileges and restrictions of the shares of Preferred Stock;

(c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock;

(d) authorize, create or issue any equity security, or instrument convertible into any security, having a preference over, or on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A Preferred Stock;

(e) (i) reclassify, alter or amend any existing security that is pari passu with the

Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

(f) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any Preferred Stock or Common Stock; except for the repurchase of certain shares of Common Stock from employees, officers, directors, consultants and service providers, under certain circumstances;

(g) change the authorized number of, or method of electing directors; or

(h) pay or declare any dividend other than dividends payable on Common Stock solely in the form of additional shares of Common Stock.

Registration Rights

Pursuant to an Investors' Rights Agreement entered into between us and the holders of each class of our Preferred Stock, we agreed that if we engage in a firm commitment underwritten public offering of our Common Stock or other equity securities, then upon a written request of the holders of a majority of the outstanding shares of Common Stock issued or issuable upon conversion of the Preferred Stock (collectively, "**Registrable Securities**"), made any time after six months from the effective date of such underwritten public offering, and subject to certain exceptions, we shall use commercially reasonable efforts to effect as soon and practical, a registration of such Registrable Securities; provided that the anticipated aggregate offering price of such Registrable Securities is at least $15,000,000. In addition, subject to certain underwriting requirements, we agreed that if we propose to register any of our securities held by our stockholders (other than the holders of Registrable Securities) in connection with a public offering of securities solely for cash, we shall, upon the written request of any holder of Registrable Securities, use our commercially reasonably efforts to cause all of such Registrable Securities, to be registered under the Act. We further agreed that subject to certain exceptions, upon receipt of a request from the holders of at least 30% of our Registrable Securities, we shall use commercially reasonable efforts to effect as soon as practical, a registration of such Registrable Securities pursuant to Form S-3.

Series A Preferred Stock

The amount of security authorized is 16,574,586 with a total of 9,862,971 outstanding.

Voting Rights

Each holder of Preferred Stock is entitled to a number of votes equal to the number of

shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. (See additional information in Series Seed Preferred Stock - Other Material Rights above)

Material Rights

See "Series Seed Preferred Stock - Other Material Rights" above for a summary of rights, preferences, privileges and restrictions of the Company's classes of preferred stock.

SAFE Note - Series 1

The security will convert into Preferred stock and the terms of the SAFE Note - Series 1 are outlined below:

Amount outstanding: $2,000,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: A bona fide equity financing of preferred stock

Material Rights

One of the SAFE Notes having an outstanding principal balance of $2,000,000, is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (i) an 20% discount to the price per share of the preferred stock offered in such equity financing, and (b) a price per share based on a $20,000,000 pre-money valuation. The classes of preferred stock of the Company are summarized in the Amended and Restated Certificate of Incorporation attached as Exhibit F to this Offering Document.

SAFE Notes - Series 2

The security will convert into Preferred stock and the terms of the SAFE Notes - Series 2 are outlined below:

Amount outstanding: $1,000,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: A bona fide equity financing of preferred stock

Material Rights

The remaining SAFE Notes having an aggregate principal balance of $1,000,000, are convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (I) a 20% discount to the price of the

preferred stock offered in such equity financing, and (II) a price per share based on a

$30,000,000 pre-money valuation. The classes of preferred stock of the Company are summarized in the Amended and Restated Certificate of Incorporation attached as Exhibit F to this Offering Document.

What it means to be a minority holder

As a holder of Class B Common Stock in this offering, your voting rights will be granted by Proxy to the CEO of the company. Further, even as a minority holder of Class B Common Stock, you would have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $174,199.64
  Number of Securities Sold: 1,170,098
  Use of proceeds: Research and development, product development, company operations.
  Date: August 12, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $288,500.00
  Number of Securities Sold: 3,187,838
  Use of proceeds: Research and development, product development, market research, installation of demonstration project, and customer acquisition.
  Date: December 11, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $604,100.00
  Number of Securities Sold: 6,675,133
  Use of proceeds: Research and development, product development, company operations.
  Date: October 10, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $78,000.00
  Use of proceeds: Product development, software development at demonstration project, inventory, marketing.
  Date: February 11, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $10,000.00
  Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.
  Date: November 06, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Series Seed 1-6
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 19,866,714
  Use of proceeds: This issuance was related to a conversion of convertible loans and resulted in no funds to the company, therefore, there was no use of proceeds.
  Date: December 11, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Debt
  Final amount sold: $85,567.00
  Use of proceeds: For working capital and general corporate purposes.
  Date: December 28, 2021
  Offering exemption relied upon: 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $1,000,000.00
  Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.
  Date: July 07, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $2,000,000.00
  Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.
  Date: January 06, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,080,647.57
  Number of Securities Sold: 6,564,455
  Use of proceeds: Research and development, product development, company operations.
  Date: August 14, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

YouSolar has been developing the PowerBloc®, a solar+battery system based on a patented parallel direct current architecture for nearly all of its operating history. This effort included the development of power electronics, controls, firmware and software, a solar production forecast, a user interface, enclosures, and a cloud-based data and product database. The company is currently not yet generating substantial revenue.

The company's operating expenses increased from $713,991 in 2019 to $1,165,803 in 2020 due to our expansion and development.

The great majority of our budget has been spent on this broad and complex research and development. In 2019 and 2020, the company had a few revenues associated with services and system expansions of the PowerBloc demonstration, which YouSolar installed in Big Sur, CA, in mid-2019. Still, the company needed to raise more funds in 2020 to develop a commercial product before selling other PowerBloc systems. In 2020, the company was able to close sales agreements of PowerBlocs with 6 additional customers with increased the total value of future sales to $538,473.14 and the company took deposits in the amount of $119,383 for equipment purchase and installation agreements. However, with most installation dates in 2021, in 2020 only $11,464 of the payments received from our customers can be recognized as net Sales under the Generally Accepted Accounting Principles (GAPP) of the United States.

Historical results and cash flows:

By the end of 2021, YouSolar will have a commercial PowerBloc solar+battery system. The system is based on modules that fit cabinets and racks with a 19" width, an industry standard. However, the company's high-power single-phase inverter is still under development. Our limited financial personnel, financial, and management resources required us to focus all of our research and development effort on the patented direct current power electronics and controls. In the meantime, we were able to install PowerBloc systems using 3rd party three-phase inverters. We adapted or used these inverters for single-phase power supply. The company will continue to invest a large amount of its budget into developing its single-phase inverter and detailed engineering, electrical, mechanical, and environmental testing and certification of its stackable modules. We will resume sales of PowerBloc systems, which we stopped in mid-2021. At that time, we had to focus our limited resources on the successful installation of our existing sales. We now have a commercial product

we can sell and install within a few weeks or months of entering into an equipment sales and installation agreement with a customer. Therefore, we expect our financials to show an increase in sales and thus to look different from our historical financials. In addition, the company will introduce its stackable PowerBloc, which will include our new single-phase inverter. We plan to pre-sell the system in an extensive marketing campaign. Thus we may show significant deposits associated with these sales. We will deliver stackable PowerBloc systems no earlier than the 4th quarter of 2022. We project that sales will dominate our 2023 financials while R&D will play an essential but much smaller role.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Historically, the company has relied on accredited investors for capital resources but in 2020 completed an oversubscribed Regulation CF crowdfunding campaign where it raise the maximum amount of USD 1,070,000 allowed under the regulation. Subsequently, in 2020, the company raised an additional USD 174,299.91 from accredited investors. The in 2021 the company was funded with USD 3 MM through Simple Agreements for Future Equity from one privately-held energy investment firm. The company has use most of this funding. It will have to borrow money from its existing and new investors while it waits to receive the first disbursement of this Regulation CF crowdfunding campaign. The company has no lines of credits but has been able to receive net-30 terms from some of its suppliers.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company relies on the success of this campaign as the primary financial resource of the company. The success of this campaign is critical to our operations. Assuming and expecting that this campaign will raise the maximum amount of USD 5 million, we will begin to explore our next capital raise, including accessing financing other than through crowdfunding.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised by this campaign are necessary for the viability of the company. However, we note that after our 2020 Regulation CF campaign, which raised USD 1.07 million, the company raised another USD 3.174 million from other investors. We expect that a successful crowdfunding campaign will again raise the interest of other investors and thus expect to have more financial resources than those arising from this campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise the minimum, then all of that amount goes to paying StartEngine fees. A minimum raise would not extend the company's time to operate unless, similar to our first Reg CF campaign in 2020, this campaign raises the interest of other investors that could fund the company.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, then based on our budgeted expenses, we expect to be able to operate for up to 12 months. We anticipate that cash from customer deposits and revenues will extend that period but three months or more.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Soon after the completion of this campaign, the company will actively seek new sources of capital that will allow it to operate longer than if it raises the maximum of this campaign. The company may also use these new sources of capital to accelerate its product development and grow sales beyond the current projections by increasing the marketing budget and adding sales resources.

Indebtedness

- **Creditor:** The company owes debts to the founders and a family member of the CEO and president and one of its directors.
  Amount Owed: $75,567.00
  Interest Rate: 10.0%
  Maturity Date: January 01, 2030

Related Party Transactions

- **Name of Entity:** Annemarie Lisa Eidt
  Relationship to Company: Founder
  Nature / amount of interest in the transaction: Lisa provides graphic and user interface design for the company. She is paid cash for services.
  Material Terms: Lisa charges the company USD 50/hour for design and research and USD 35/hour for meetings and communication. Lisa senior designer who during her career designed the logo, font, and style guide for the logos of all

offices of the German executive branch and its agencies. Example, https://www.mooncatchermeme.com/wp-content/uploads/sites/11/2018/06/logo_breg_en.jpg

Valuation

Pre-Money Valuation: $49,863,813.68

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. YouSolar has developed the PowerBloc®, a fully-integrated modular solar+battery nano-grid for residential, commercial, military, and disaster relief use. In arriving at the Company's valuation, the Company has considered its success in the market, sales projections, technology, product features, intellectual property, market outlook, and the valuation of "pure players" among the market leaders: Enphase, SolarEdge, and Generac.

The performance of components and controls of the current, commercial PowerBloc has been validated for over two years at a demonstration at an off-grid house in Big Sur. This project also includes the integration of a generator with automatic start and stop. The Company's product is now or in a few weeks installed with seven residential customers and two commercial customers, including a clinic. These installations constitute commercial sales, but their primary purpose is still to validate the performance and features of the PowerBloc. The total value of these sales contracts is U.S.$ 1,032,725.

The Company halted marketing after securing these contracts so that it could focus on executing these projects successfully. The Company is not yet at a stage where current revenues or projection of sales in 2022, or even 2023, are very useful in determining the Company's valuation. For example, in 2022, the Company will still improve and finalize the PowerBloc and introduce its stackable module system to the market. Complete sales activities will not begin until 2023.

Beginning 2022, the Company will resume sales and expects that it will reach one hundred sales of its current rack-mounted systems over the next 18 months, which would equate to about U.S.$5 million in revenues. I addition, the Company plans to market its new stackable PowerBloc and, in 2022, expects to receive deposits from 250-500 customers for a total value of sale agreements of U.S.$ 5-10 million. The first stackable systems will not be delivered until late 2022 or even 2023.

The Company's nano-grid is built on a patented power architecture; our proprietary power electronics, controls, and firm- and software; our solar forecast service; our user interface, our stackable module system; and the system's exceptional functionality. The company believes the PowerBloc is equal and superior in technology, performance, and completeness to products by the market leaders, Enphase (Market Capitalization U.S.$ 32.30 billion, SolarEdge, (U.S.$ 18.44 B) Tesla

(U.S. $1.01 T), L.G. Energy (L.G. Chem U.S.$ 48.21B), Panasonic (U.S.$ 29.27 B), and Generac (27.75B) as of 9 November 2020.

The PowerBloc has features found across all of the products of the market leaders and has many additional features that we believe make the PowerBloc more useful to customers. Here are some examples:

The PowerBloc can seamlessly integrate any generator, including 50 Hz or 3-phase generators. For a clinic like one of our customers, energy from a generator can be critical during prolonged grid outages with little sunshine. Tesla and Enphase cannot integrate a generator, and Generac can only incorporate a specific generator.

The PowerBloc's DC-DC STEP™ micro-converter also provides panel-level solar energy production. Still, unlike Enphase's DC-AC micro-Inverter, STEP operates at the direct current native to batteries. Unlike Enphase's micro-inverter, which produces alternating current, STEP avoids unnecessary back-and-forth conversions between alternating and direct currents. STEP also operates at a higher electric potential which results in lower losses in the cables. A micro-converter is also more durable, more efficient, and has a lower cost structure than a micro-inverter.

The PowerBloc is the only system in the market with genuinely parallel power architecture and operates at 400 Volt direct current. Every solar panel-level micro-converter, every battery, and every AC-DC energy input of the PowerBloc work independently. As a result, a PowerBloc can scale from a residential system with 5kW of solar and 15kWh of energy storage to a commercial system with 50kW of solar and hundreds of kilowatt-hours of electricity storage by simply adding more modules.

Because the PowerBloc is built on a stable 400 V DC bus allows the system to directly power 400 V DC devices such as electric vehicle chargers or LED Lighting with no converters. Also, one or multiple DC-AC inverters can be connected to the 400 V DC bus to power a home or business. It is even possible to connect a single-phase or a three-phase inverter to the same PowerBloc. None of the market leaders can do so.

Like some other products in the market, the PowerBloc receives a weather forecast and severe weather alerts, but it also has a solar production forecast. The Company's in-house solar radiation forecast uses data from atmospheric satellites and creates a real-time forecast for the entire world with no coverage limit. Our testing shows that this forecast is more sophisticated and accurate than data available from the National Renewable Energy Laboratory of the U.S. Department of Energy. The Company combines this forecast with terrain shading based on a 30-meter grid from radar satellites, allowing it to predict the solar array's shading by mountains and large structures during the day. This forecast runs on Amazon Web Services and is sent to each customer project every two hours.

Last but not least the PowerBloc's truly parallel and patented power architecture allows the Company to deliver a stackable module that is entirely plug-and-play. The mobility and simplicity of these modules open the military and disaster relief market to the Company, for which none of the market leaders currently have offerings.

YouSolar believes the plug-and-play modular chassis with an internal air chimney that forms as the modules are stacked is revolutionary. A U.S. patent protects the air chimney. A pending U.S. patent protects the design of the stackable modules. An issued patent covers certain aspects of the "look" of the stackable cabinet.

All of the features above are available in the PowerBloc today and included in PowerBloc systems installed with our first customers. Prototypes of the stackable PowerBloc module have been built and are in electro-mechanical and environmental testing.

YouSolar's product has a low-cost structure. Except for a rectifier, all technology has been developed or co-developed by YouSolar. The intellectual property is either owned by the Company, licensed with a fully paid-up license, or purchased from its engineering partner at preferential prices. As a result, intellectual property is a very low fraction of the cost of goods sold ("COGS"). The Company's current COGS is high because of the very low volume of its first customers, but it is already coming down rapidly.

YouSolar owns a license on micro-converter technology and a related patent, which it purchased for a one-time payment. Over U.S. $25 million went into the development and commercialization of the micro-converter technology. The patent protects the parallel direct current bus architecture. It is the Company's understanding that it is currently the sole licensee. The technology (and patent) allows YouSolar to create a solar array with a constant potential for direct battery integration at 400 V.

In the fall of 2018 the MIT Angels of Northern California led a Series A round with a pre-money valuation of U.S.$ 4.5 million. In August 2020, YouSolar closed an oversubscribed Reg CF financing on StartEngine, during which the Company sold Common B stock and grossed U.S.$ 1.07 million in investments at U.S.$ 10 million pre-money valuation. Subsequently, the Company sold U.S.$ 174k in Common stock and issued two Simple Agreements for Future Equity ("SAFE|) for a total investment of U.S.$ 3 million. Thus the Company had a post-money valuation of U.S.$ 14.2 million after its Reg CF financing.

YouSolar has a solution for a rapidly growing market that is driven by low-cost energy storage, energy insecurity from climate change, excess cash among potential buyers due to high savings rate during the pandemic, and most recently, the passage of the U.S.$ 1 T infrastructure bill by the U.S. Congress. The increasing need for the PowerBloc and capital to purchase our solution has significantly increased our sales outlook for 2023 and beyond. In addition, the successful development of the stackable module has increased our addressable market.

While we had early market success with U.S. $ 1,032,725 in sales after our Big Sur demonstration and project the value of sales contracts over the next 12-18 months to be U.S.$ 10-15 million, we base our valuation primarily on our product performance and features in comparing them to current leaders in the solar-battery market, their products, and their valuation and the anticipated future directions of a market that will benefit the Company's technology and product. The Company set its pre-money

at U.S.$ 50 million, which is a 3.5 x increase from our post-money valuation U.S.$ 14.2 million. The Company arrived at this valuation through product and market analysis and discussions with its investors, directors, and other market experts.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $3,088,000 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.62 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *StartEngine Fees*
  96.5%
  If we only raise USD 9.999.62 then USD 9,649.63 amount pays for the StartEngine services fees.

If we raise the over allotment amount of $4,999,997.22, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  14.0%
  Online and direct marketing and sales to customers in the United States and pilot sales in the Caribbean. Digital marketing costs for paid advertisement, credit card, and related fees associated with fundraising. Digital marketing costs may vary due to the click-through rate of the ads.
- *Research & Development*
  43.0%
  Improvements to the chassis and controls of the PowerBloc modules. Development of a high-power single-phase inverter and other power electronics.

Continued development and environmental testing of the stackable PowerBloc system. Development of the cloud-based monitoring and customer architecture.

- *Inventory*
  15.0%
  Critical parts inventory such as SicFETs, micro-processors, and magnetics. Long-lead inventory such as battery packs.

- *Operations*
  24.5%
  This amount includes salaries not related to R&D, legal fees, rent, facilities, communications, rent and facilities, membership or conference fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.yousolar.com (https://yousolar.com/corporate).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/yousolar

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR YouSolar, Inc.

[See attached]

YouSolar, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2020 and 2019

YOUSOLAR INC.

TABLE OF CONTENTS

To the Board of Directors of
YouSolar, Inc.
Emeryville, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of YouSolar, Inc. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholder's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company generated negative cash flows from operations and incurred net losses of $1,150,018 and $744,141 for the years ended December 31, 2020 and 2019, respectively, has a working capital deficit of $595,078 and accumulated deficit of $6,390,481 as of December 31, 2020, and has not generated significant revenues to date. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC
Denver, Colorado
December 21, 2021

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

YOUSOLAR INC.
Balance Sheets
As of December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
ASSETS		
Current Assets:		
Cash	$ 122,128	$ 24,553
Accounts receivable	1,655	-
Notes receivable	29,817	25,817
Notes receivable - related party	26,971	19,441
Escrow receivable	49,078	-
Inventory	112,953	11,016
Prepaid expenses	4,750	2,500
Total Current Assets	347,352	83,327
Non-Current Assets:		
Property and equipment, net	2,573	3,275
Intangible assets, net	380,328	393,478
Deposits	9,865	5,089
Total Non-Current Assets	392,766	401,842
TOTAL ASSETS	$ 740,118	$ 485,169

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR INC.
Balance Sheets
As of December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 166,418	$ 251,723
Customer deposits	119,383	57,500
Notes payable	303,000	282,000
Notes payable - related party	66,737	68,603
Convertible notes payable	131,900	131,900
Interest payable	94,501	93,956
Paycheck Protection Program loan	53,110	-
Due to related party	7,381	7,381
Total Current Liabilities	942,430	893,063
Non-Current Liabilities:		
SAFE liability	88,000	20,000
Total Non-Current Liabilities	88,000	20,000
Total Liabilities	1,030,430	913,063
Stockholders' Deficit:		
Series Seed-1 Preferred stock, $0.000001 par, 6,552,714 shares authorized, 6,207,787 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $3,096,134 as of both December 31, 2020 and 2019.	6	6
Series Seed-2 Preferred stock, $0.000001 par, 2,611,616 shares authorized, 2,557,431 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $767,229 as of both December 31, 2020 and 2019.	3	3
Series Seed-3 Preferred stock, $0.000001 par, 2,018,566 shares authorized, 2,018,566 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $529,874 as of both December 31, 2020 and 2019.	2	2
Series Seed-4 Preferred stock, $0.000001 par, 2,309,579 shares authorized, 2,309,579 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $519,655 as of both December 31, 2020 and 2019.	2	2
Series Seed-5 Preferred stock, $0.000001 par, 1,814,742 shares authorized, 1,814,742 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $166,866 as of both December 31, 2020 and 2019.	2	2
Series Seed-6 Preferred stock, $0.000001 par, 4,559,507 shares authorized, 4,517,668 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $338,825 as of both December 31, 2020 and 2019.	5	5
Series A Preferred stock, $0.000001 par, 16,574,586 shares authorized, 9,752,474 and 8,537,008 shares issued and outstanding as of December 31, 2020 and 2019, respectively. Liquidation preference of $882,599 and $772,599 as of December 31, 2020 and 2019, respectively.	10	9
Class A common stock, $0.000001 par, 67,000,000 shares authorized, 8,855,781 shares issued and outstanding as of both December 31, 2020 and 2019.	9	9
Class B common stock, $0.000001 par, 65,000,000 shares authorized, 7,608,441 and 490,301 shares issued and outstanding as of December 31, 2020 and 2019, respectively.	7	-
Additional paid-in capital	6,100,123	4,812,531
Accumulated deficit	(6,390,481)	(5,240,463)
Total Stockholders' Deficit	(290,312)	(427,894)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 740,118	$ 485,169

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Statements of Operations
For the years ended December 31, 2020 and 2019

	2020	2019
Service revenues	$ 546	$ 1,500
Sales, net	11,464	-
Cost of goods sold	(9,494)	-
Gross profit on sales	1,970	-
Operating Expenses:		
General and administrative	743,839	459,040
Research and development	386,956	250,373
Sales and marketing	35,008	4,578
Total Operating Expenses	1,165,803	713,991
Loss from operations	(1,163,287)	(712,491)
Other Income (Expenses):		
Gain on accounts payable forgiveness	62,795	-
Interest income	9	-
Interest expense	(49,535)	(31,650)
Total Other Income (Expenses)	13,269	(31,650)
Provision for income taxes	-	-
Net Loss	$ (1,150,018)	$ (744,141)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2020 and 2019

	Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Series Seed-4 Preferred Stock		Series Seed-5 Preferred Stock		Series Seed-6 Preferred Stock	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2018	6,207,787	$ 6	2,557,431	$ 3	2,018,566	$ 2	2,309,579	$ 2	1,814,742	$ 2	4,517,668	$ 5
Issuance of preferred stock for cash	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of notes payable to Series A preferred stock	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2019	6,207,787	6	2,557,431	3	2,018,566	2	2,309,579	2	1,814,742	2	4,517,668	5
Issuance of common stock for cash	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of common stock through Regulation Crowd Funding	-	-	-	-	-	-	-	-	-	-	-	-
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of notes payable to Series A preferred stock	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of interest payable to Class B common stock	-	-	-	-	-	-	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of warrants	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-
Balance at December 31, 2020	6,207,787	$ 6	2,557,431	$ 3	2,018,566	$ 2	2,309,579	$ 2	1,814,742	$ 2	4,517,668	$ 5

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2018	2,745,850	$ 3	8,855,781	$ 9	490,301	$ -	$ 4,288,437	$ (4,496,322)	$ (207,853)
Issuance of preferred stock for cash	5,680,661	6	-	-	-	-	514,094	-	514,100
Conversion of notes payable to Series A preferred stock	110,497	-	-	-			10,000	-	10,000
Net loss	-	-	-	-	-	-	-	(744,141)	(744,141)
Balance at December 31, 2019	8,537,008	9	8,855,781	9	490,301	-	4,812,531	(5,240,463)	(427,894)
Issuance of common stock for cash	-	-	-	-	1,025,292	1	174,299	-	174,300
Issuance of common stock through Regulation Crowd Funding	-	-	-	-	5,989,149	6	1,018,149	-	1,018,155
Offering costs	-	-	-	-	-	-	(202,374)	-	(202,374)
Conversion of notes payable to Series A preferred stock	1,215,466	1	-	-	-	-	109,999	-	110,000
Conversion of interest payable to Class B common stock	-	-	-	-	103,699	-	20,784	-	20,784
Stock-based compensation	-	-	-	-	-	-	163,285	-	163,285
Issuance of warrants	-	-	-	-	-	-	3,450	-	3,450
Net loss	-	-	-	-	-	-	-	(1,150,018)	(1,150,018)
Balance at December 31, 2020	9,752,474	$ 10	8,855,781	$ 9	7,608,441	$ 7	$ 6,100,123	$ (6,390,481)	$ (290,312)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Statements of Cash Flows
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities		
Net loss	$ (1,150,018)	$ (744,141)
Adjustments to reconcile net loss to net cash used in operating activities:		
Gain on accounts payable forgiveness	(62,795)	-
Inventory write-off	3,902	-
Equipment write-off	-	783
Depreciation	702	685
Amortization	33,150	32,317
Stock-based compensation	163,285	-
Fair value of warrants	3,450	-
Changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	(1,655)	-
(Increase)/decrease in notes receivable	(4,000)	(7,829)
(Increase)/decrease in inventory	(105,839)	(10,206)
(Increase)/decrease in prepaid expenses	(2,250)	-
(Increase)/decrease in deposits	(4,776)	-
Increase/(decrease) in accounts payable and accrued expenses	(22,510)	142,454
Increase/(decrease) in customer deposits	61,883	55,000
Increase/(decrease) in interest payable	21,329	18,866
Increase/(decrease) in license payable	-	(87,500)
Net Cash Used in Operating Activities	(1,066,142)	(599,571)
Cash Flows from Investing Activities		
Purchases of property and equipment	-	(3,509)
Purchases of intangibles	(20,000)	-
Cash Used in Investing Activities	(20,000)	(3,509)
Cash Flows from Financing Activities		
Due from related party	(7,530)	(6,617)
Proceeds from notes payable	187,500	160,500
Repayments of notes payable	(58,366)	(88,466)
Proceeds from Paycheck Protection Program loan	53,110	-
Proceeds from SAFE liability	68,000	20,000
Proceeds from issuance of preferred stock	-	514,100
Proceeds from issuance of common stock	174,300	-
Proceeds from issuance of common stock - Regulation CF	969,077	-
Offering costs	(202,374)	-
Net Cash Provided by Financing Activities	1,183,717	599,517
Net Change In Cash	97,575	(3,563)
Cash at Beginning of Year	24,553	28,116
Cash at End of Year	$ 122,128	$ 24,553
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 24,756	$ 12,784
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activity:		
Conversion of notes payable to Series A preferred stock	$ 110,000	$ 10,000
Conversion of accrued interest to Class B common stock	$ 20,784	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

YouSolar, Inc. ("the Company"), is a corporation organized on May 11, 2010 under the laws of Delaware, originally organized as Fireball Solar Technology LLC, a Delaware limited liability company, which was converted to a corporation on January 16, 2013 as Fireball Solar Technology, Inc. On April 22, 2013, the Company changed its name to YouSolar, Inc. The Company provides solar technology and hardware to customers. The Company began commercial operations in 2012.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC"). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The management considers all cash on hand and in banks and highly liquid securities with an original maturity of less than three months to be cash and cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. Inventory as of December 31, 2020 and 2019 includes materials, which amounted to $112,953 and $11,016, respectively.

The management regularly evaluates inventory for possible impairment and obsolescence, and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the

Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the statements of operations. For the years ended December 31, 2020 and 2019, the Company wrote off inventory amounting to $3,902 and $0, respectively, to cost goods sold in the statements of operations.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for services to be rendered to the Company. As of December 31, 2020 and 2019, this account includes advance payments for rent and research and development.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 years for its capitalized assets. The management reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment as of December 31, 2020 and 2019 and depreciation expense for the years then ended are as follows:

	2020	2019
Computer Equipment	$ 3,509	$ 3,509
Less: Accumulated depreciation	(936)	(234)
Property and equipment, net	$ 2,573	$ 3,275
Depreciation expense	$ 702	$ 685

Intangible Assets

Intangible assets include patent, product certification and licensing cost, website and trademark. Costs to acquire these intangible assets are capitalized and amortized over their expected economic useful lives, which is currently 16 years for patent, 10 years for product certification and licensing cost and 15 years for website. Management has determined that the acquired trademark is an indefinite-live intangible assets and therefore records no amortization expense but assesses it for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as incurred. For the years ended December 31, 2020 and 2019, the Company recorded no impairment.

Intangible assets as of December 31, 2020 and 2019 and amortization expense for the years then ended are as follows:

	2020	2019
Patent	$ 500,000	$ 500,000
Product certification and licensing cost	20,000	-
Website	9,000	9,000
Trademark	745	745
Total	529,745	509,745
Less: Accumulated amortization	(149,417)	(116,267)
Intangible asset, net	$ 380,328	$ 393,478
Amortization expense	$ 33,150	$ 32,317

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended December 31, 2020 or 2019, the Company does not have any impairment losses on long-lived assets.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded

in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, notes receivable, accounts payable and accrued expenses, notes payable, interest payable.

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
>
> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
>
> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2020 and 2019, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon rendering of services, delivery, or installation of the promised goods.

Cash received from customer orders but not yet delivered or installed are recorded as customer deposits. Customer deposits as of December 31, 2020 and 2019 was $119,383 and $57,500, respectively.

Cost of goods sold includes product costs and associated freight, direct labor and overhead costs. Cost of goods sold for the years ended December 31, 2020 and 2019 was $9,494 and $0, respectively.

Advertising

Advertising costs are expensed as incurred. Total expense related to advertising was immaterial.

Research and Development

Research and development costs are expensed as incurred, which includes salaries, supplies and contractors' fees. Total expense related to research and development was $386,956 and $250,373 for the years ended December 31, 2020 and 2019, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Gain on Accounts Payable Forgiveness

The Company recognized a gain of $62,795 for the year ended December 31, 2020 related to forgiveness of various previously accrued legal costs.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect

attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $1,588,625 and $1,321,285 as of December 31, 2020 and 2019, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss (NOL) carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The U.S. tax reform bill that Congress voted to approve December 20, 2017, also known as the Tax Cuts and Jobs Act (TCJA), made sweeping modifications to the Internal Revenue Code, including a much lower corporate tax rate, changes to credits and deductions, and a move to a territorial system for corporations that have overseas earnings. The TCJA replaced the prior-law graduated corporate tax rate, which taxed income over $10 million at 35%, with a flat rate of 21%.

At December 31, 2020 and 2019, the Company has available net NOL carryforwards for federal tax of approximately $5.08 million and $4.25 million. Federal NOL incurred prior to tax year 2018 amounting to $3.25 million will be carried forward for 20 years and will begin to expire in 2033. Post-TCJA NOL amounting to $1.83 million and $1.00 million as of December 31, 2020 and 2019, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company files U.S. federal and state income tax returns. The Company's tax returns for 2018 to 2020 remain open to examination by the taxing jurisdiction to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. The Company generated negative cash flows from operating activities, incurred net losses of $1,150,018 and $744,141 for the years ended December 31, 2020 and 2019, respectively, has a working capital deficit of $595,078 and accumulated deficit of $6,390,481 as of December 31, 2020, and has not generated significant revenues to date. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the

Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES RECEIVABLE

The Company has two employee loan agreements amounting to $29,817 and $25,817 as of December 31, 2020 and 2019, respectively. Also, the Company has an employee loan agreement with its chief executive officer (CEO) amounting to $26,971 and $19,441 as of December 31, 2020 and 2019, respectively. These loans bear interest rate of 1% per annum and are payable on June 30, 2030 or as soon as the employee resigns.

NOTE 5: DEBT FINANCING AGREEMENTS

Convertible Notes

In 2012 to 2018, the Company issued various convertible notes for total principal of $3,627,723. These notes bear interest ranging from 2.04% to 15% per annum. In 2018, $3,495,823 of these convertible notes, including its total accrued interest of $323,624, were converted into Series Seed preferred stock, Series A preferred stock, and Class B common stock, leaving unpaid unconverted principal of $131,900 as of both December 31, 2020 and 2019. The Company incurred interest expense of $6,905 and $6,314 for the years ended December 31, 2020 and 2019, respectively, related to these unconverted notes and accrued interest payable of $28,730 and $21,826 as of December 31, 2020 and 2019, respectively. The Company and the note holders agreed to conversion agreements in 2021 as described in Note 11, which fully exhausted the repayment obligations under these agreements.

The convertible notes are subject to automatic conversion upon the next qualified equity financing (as defined in the note agreements) of not less than $2,500,000, or optional conversion upon a non-qualified financing at the majority holders' election. The conversion price on this conversion feature is either 33% premium or 20% to 80% discount (depends on class of equity to be converted), to pricing in the triggering equity financing or the share price implied by a valuation cap of $4,500,000 on the Company's fully diluted capital. The notes are also optionally convertible at maturity, where the conversion price under this conversion feature is at the share price implied by a valuation cap of $4,500,000 on the Company's fully diluted capital. If there is a corporate transaction (as defined in the agreement), the holders of the convertible notes may elect to convert to Class A common stock at the price per share implied by a valuation cap of $4,500,000 on the Company's fully diluted capital or take payment of 100% of the then outstanding principal plus accrued interest. The Company reviewed these notes for beneficial conversion features and determined the notes did not require discount for beneficial conversion features at the issuance dates.

Notes Payable

The Company has various short-term loan agreements from 2014 to 2018 with principal balances totaling $288,569 as of December 31, 2018. In 2020 and 2019, the Company issued various short-term loans amounting to $187,500 and $160,500, respectively. Interest rates on these loans are 10%

and 15% per annum with maturity period of less than a year. All these loans are unsecured and mostly are already due. In 2019, a $10,000 principal loan was converted to 110,497 shares of Series A preferred stock. In 2020, $110,000 of these loans' principal was converted to 1,215,466 shares of Series A preferred stock and $20,784 of related interest payable were converted to 103,699 shares of Class B common stock. Principal balances outstanding on these loans as of December 31, 2020 and 2019 amounted to $369,737 and $350,603, respectively. Most of the holders of these loans are the Company's stockholders and include notes payable to Company's CEO and his family amounting to $66,737 and $68,603 as of December 31, 2020 and 2019, respectively. Interest expense incurred on these loans for the years ended December 31, 2020 and 2019 amounted to $38,200 and $25,336, respectively. Interest payable as of December 31, 2020 and 2019 amounted to $65,771 and $72,130, respectively.

On March 5, 2020, the Company issued warrants to one of its lenders (see Note 6), valued at $3,450, which was recorded as a discount on the loan and amortized over its term. Amortization of discount to interest expense amounted to $3,450 for the year ended December 31, 2020.

<u>SAFE Agreements</u>

In 2020 and 2019, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments amounting to $68,000 and $20,000 (the "Purchase Amount"), respectively. The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon an equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by the conversion rate determined either (a) valuation cap price (as defined in the agreement as a share price determined by a $10,000,000 post-money valuation on the Company's fully diluted capitalization); or (b) a 20% discount (15% on one SAFE agreement) to the share pricing in the triggering round, whichever results in a greater number of shares of preferred stock.

In the case of a liquidity event (as defined in the SAFE agreement) before the termination of the SAFE, the investor has the option to either a) receive a cash payment equal to the Purchase Amount or b) the amount payable on the number of common stock shares equal to the Purchase Amount divided by the liquidity price (as defined in the agreement as a share price determined by a $10,000,000 post-money valuation on the Company's fully diluted capitalization).

The SAFE agreements provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections.

As no repayments nor conversions occurred to date, the balance of the SAFE liability as of December 31, 2020 and 2019 amounted to $88,000 and $20,000, respectively.

<u>SBA Paycheck Protection Program Loan</u>

On May 7, 2020, the Company obtained a Paycheck Protection Program (PPP) loan from a bank amounting to $53,110. This loan bears interest at 1% per annum and will mature 2 years from the date of first disbursement of the loan. As no repayments have occurred to date, the outstanding principal

balance as of December 31, 2020 was $53,110. This loan was forgiven in May 2021, as discussed in Note 11.

NOTE 6: STOCKHOLDERS' EQUITY/(DEFICIT)

The Company authorized 36,441,310 shares of preferred stock at $0.000001 par value and 132,000,000 shares of common stock at $0.000001 par value. The Company designated its preferred stock as 6,552,714 shares of Series Seed-1 preferred stock, 2,611,616 shares of Series Seed-2 preferred stock, 2,018,566 shares of Series Seed-3 preferred stock, 2,309,579 shares of Series Seed-4 preferred stock, 1,814,742 shares of Series Seed-5 preferred stock, and 4,559,507 shares of Series Seed-6 preferred stock (the Series Seed-1 preferred stock, Series Seed-2 preferred stock, Series Seed-3 preferred stock, Series Seed-4 preferred stock, Series Seed-5 preferred stock and Series Seed-6 preferred stock, collectively, are referred to as the "Series Seed preferred stock") and 16,574,586 shares of Series A preferred stock. The Company designated its common stock as 67,000,000 shares of Class A common stock and 65,000,000 shares of Class B common stock.

The original issuance price for each class of preferred stock is as follows:

- Series Seed-1 preferred stock: $0.3325
- Series Seed-2 preferred stock: $0.20
- Series Seed-3 preferred stock: $0.175
- Series Seed-4 preferred stock: $0.15
- Series Seed-5 preferred stock: $0.0613
- Series Seed-6 preferred stock: $0.05
- Series A preferred stock: $0.0905

All preferred stockholders have various other rights and preferences over common stockholders, including voting rights on an as-converted basis, and other protective provisions. The preferred stockholders have certain dividend preferences over common stockholders at a per share rate of 6% of each series of preferred stock's original issuance price (as defined above) per annum, and then ratable distribution of any additional dividends on an as-converted basis with common stock. The preferred stock is subject to an optional conversion right, where preferred stock is convertible into fully paid and non-assessable shares of Class B common stock at a 1:1 rate, with certain dilution protections. All shares of preferred stock are subject to automatic conversion into Class B common stock upon the earlier of an initial public offering with at least $30,000,000 gross proceeds or by vote or written consent of the requisite holders.

Preferred stockholders have liquidation preferences of (i) with respect to the Series Seed preferred stock, the product of 1.5 and applicable dilution protected original issue price per share (as defined above) and (ii) with respect to the Series A preferred stock, the applicable original issue price (as defined above), plus declared but unpaid dividends on such share. As of December 31, 2020 and 2019, the total liquidation preferences were $6,301,182 and $6,191,182, respectively. All remaining assets of the Company after satisfaction of the preferred stock liquidation preferences are distributed to common stockholders, but preferred stockholders are entitled to instead receive proceeds on an as-converted basis should such proceeds be greater than the liquidation preference.

Class A common stock have voting rights of 10 votes per share and Class B common stock have voting rights of 1 vote per share. Preferred stock is entitled to vote with holders of Class B common stock on an as-converted basis. The Class A common stock is subject to an optional conversion, where Class A common stock is convertible into fully paid and no-assessable shares of Class B common stock at a 1:1 rate.

Preferred Stock

In 2019, the Company issued 5,680,661 shares of Series A preferred stock at $0.0905 per share for gross proceeds of $514,100. Also, the Company issued 110,497 shares of Series A preferred stock in conversion of notes payable with principal amount of $10,000 at a conversion price of $0.0905, as discussed in Note 5.

In 2020, the Company issued 1,215,466 shares of Series A preferred stock in conversion of notes payable with principal amount of $110,000 at a conversion price of $0.0905.

As of December 31, 2020 and 2019, 6,207,787 and 6,207,787 shares of Series Seed-1 preferred stock were issued and outstanding, 2,557,431 and 2,557,431 shares of Series Seed-2 preferred stock were issued and outstanding, 2,018,566 and 2,018,566 shares of Series Seed-3 preferred stock were issued and outstanding, 2,309,579 and 2,309,579 shares of Series Seed-4 preferred stock were issued and outstanding, 1,814,742 and 1,814,742 shares of Series Seed-5 preferred stock were issued and outstanding, 4,517,668 and 4,517,668 shares of Series Seed-6 preferred stock were issued and outstanding, and 9,752,474 and 8,537,008 shares of Series A preferred stock were issued and outstanding, all respectively.

Common Stock

In 2020, the Company issued 5,989,149 shares of Class B common stock at $0.17 per share under Regulation Crowdfunding (Reg CF) through StartEngine Secure, LLC. The Company received total gross proceeds of $1,018,155 from this offering as of December 31, 2020 and incurred total offering costs of $202,374 for the year ended December 31, 2020. As of December 31, 2020, $49,078 of the invested funds is held under escrow and recognized as escrow receivable on the balance sheet.

In 2020, the Company issued 1,025,292 shares of Class B common stock at $0.17 per share for total proceeds of $174,300. Also in 2020, the Company issued 103,699 shares of Class B common stock in conversion of interest payable amounting to $20,784 at a conversion price of $0.2004, as discussed in Note 5.

As of December 31, 2020 and 2019, 8,855,781 and 8,855,781 shares of Class A common stock were issued and outstanding, and 7,608,441 and 490,301 shares of Class B common stock were issued and outstanding, all respectively.

Stock Options

The Company has adopted the 2013 Stock Plan (the "Plan"), which provides for the grant of shares of stock options to employees and non-employee directors. The Company has reserved 15,006,943

shares of Class B common stock for issuance under the Plan. The options generally have a term of ten years and vesting generally occurs immediately. As of December 31, 2020 and 2019, 2,815,075 and 12,420,075 shares of Class B common stock were available for grant, respectively.

A summary of options activities for the years ended December 31, 2020 and 2019 is as follows:

	December 31, 2020		December 31, 2019	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	2,578,165	$ 0.07	2,578,165	$ 0.07
Granted	9,605,000	$ 0.03	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of year	12,183,165	$ 0.04	2,578,165	$ 0.07
Exercisable at end of year	12,183,165	$ 0.04	2,578,165	$ 0.07
Intrinsic value of options outstanding at year-end	$ -		$ 96,000	
Weighted average duration (years) to expiration of outstanding options at year-end	8.69		7.60	
Weighted average duration (years) to expiration of exercisable options at year-end	8.69		7.60	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are

revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2020 and 2019:

	2020	2019
Risk Free Interest Rate	0.37%	n/a
Expected Dividend Yield	0.00%	n/a
Expected Volatility	69.00%	n/a
Expected Life (years)	5	n/a
Fair Value per Stock Option	$0.017	n/a

The Company calculated its estimate of the value of the stock-based compensation granted for the years ended December 31, 2020 and 2019 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $163,285 and $0, respectively. As of both December 31, 2020 and 2019, there was no unrecognized stock-based compensation.

Warrants

Issuances

In 2020, the Company issued warrants to one of its lenders. The warrant expires after a 10-year term in 2030. The warrants provide the lender with the right to purchase up to 150,000 shares of Class B common stock at an exercise price of $0.01 per share. The warrants were valued under the Black-Scholes model at $3,450, which was recorded as a discount on the loan and amortized over its term.

The Black-Scholes fair value was determined using the following inputs:

Risk Free Interest Rate	0.67%
Expected Dividend Yield	0.00%
Expected Volatility	69.00%
Expected Life (years)	5
Fair Value per Stock Option	$0.023

Outstanding

Outstanding warrants for the purchase of Class B common stock as of December 31, 2020 and 2019 were 5,595,350 and 5,445,350, respectively. As of December 31, 2020 and 2019, no warrants have been converted into the Company's stock. As of December 31, 2020, the weighted average exercise price of the outstanding warrants was $0.19 per share, with a weighted average duration to expiration of 5.9 years and an intrinsic value of $29,462.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company has notes receivable from its CEO amounting to $26,971 and $19,441 as of December 31, 2020 and 2019, respectively, as discussed in Note 4.

The Company has notes payable to its CEO and his family amounting to $66,737 and $68,603 as of December 31, 2020 and 2019, respectively, as discussed in Note 5.

The Company paid $2,678 and $0 of consulting fees to one of its founders for the years ended December 31, 2020 and 2019, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: LEASE COMMITMENT

In October 2020, the Company entered into a lease agreement for office space, storage for solar applications, and assembly of components into electrical cabinets, which commenced on January 1, 2021 and for a period of three years ending December 31, 2023. The agreement called for a security deposit of $4,776 and one-month advance rental. The monthly rental fee is $2,250 for the first year, with subsequent annual rent increases of 3% over the next two years.

Future minimum payments under this lease are as follows:

2021	$27,000
2022	27,816
2023	28,656
Total future minimum lease payments	$83,472

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

<u>Recently Adopted Accounting Pronouncements</u>

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must

be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation* (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for non-public companies in fiscal years, and interim periods within those years, beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 with early adoption permitted. The Company early adopted this standard effective in these financial statements, which did not have a material impact on Company's financial condition or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

<u>SAFE Agreements</u>

Subsequent to December 31, 2020, the Company issued SAFE agreements in exchange for cash investments totaling $3,000,000, under substantially similar terms to the SAFE agreements discussed in Note 5, aside from using a post-money valuation on the Company's capitalization of $20,000,000 for $2,000,000 of the SAFE agreements and $30,000,000 for $1,000,000 of the SAFE agreements.

<u>Forgiveness of SBA PPP Loan</u>

In May 2021, the SBA forgave the Company's PPP amounting to $53,110.

<u>Lease Agreement</u>

In June 2021, the term of the lease agreement discussed in Note 9 was extended for eight months, from January 1, 2024 to August 31, 2024. Effective July 19, 2021, the lease premises was adjusted to include an additional 1,250 square feet, with additional base rent for the expanded premises of $1,022

in July 2021 and $2,438 per month starting August 1, 2021, with subsequent annual rent increases of 3% over the next three years.

In May 2021, the Company entered into another lease agreement for office space, storage for solar applications and assembly of components into electrical cabinets, which commenced on May 27, 2021 and for a period of one year ending May 31, 2022. The agreement called for a security deposit of $2,340 and $337 advance rental, representing partial month's rental. The monthly rental fee is $2,340.

Regulation Crowdfunding

Subsequent to December 31, 2020, the Company issued 575,306 shares of Class B common stock at $0.17 per share under its then ongoing Reg CF offering for gross proceeds of $97,802 and incurred total offering costs of $2,755. Also, the Company issued 122,324 shares of Class B common stock to StartEngine Secure, LLC as commission of the Reg CF campaign.

Convertible Note Conversions

Subsequent to December 31, 2020, the holders of convertible notes of substantially all of the outstanding principal of $131,900 agreed to convert the outstanding convertible notes, including its accrued interest of $12,823, into 344,927 shares of Series Seed-1 preferred stock, 54,185 shares of Series Seed-2 preferred stock, 41,839 shares of Series Seed-6 preferred stock, 110,497 shares of Series A preferred stock, and 35,527 shares of Class B common stock.

Management's Evaluation

Management has evaluated subsequent events through December 21, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

YouSolar

Power Your Life. Independently.™


YouSolar
Power Your Life.
Independently.™

Website | Santa Clara, CA | ENVIRONMENT

$0.00 raised

$1,080,648 previously crowdfunded

0 Investors	$49.9M Valuation
$0.74 Price per Share	$349.28 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

YouSolar created the PowerBloc® - a revolutionary solar+battery system for the home or business that delivers resilient and clean power for a modern world. The highly efficient PowerBloc has ample power to run an entire house or business, including high-demand appliances such as air conditioners. YouSolar aims to democratize power and deliver impactful technology to accelerate the transition to a clean-energy world.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Since our last Reg CF campaign, we fully realized the modular and scalable architecture of the PowerBloc. Our patented power architecture and controls are unparalleled. Using the same modules, or "blocs," we can deliver a 12 kW AC/15kWh PowerBloc for a residential customer in California or a 90kW AC /102kWh PowerBloc for a clinic in Florida.
- Our oversubscribed 2020 Reg CF crowdfunding campaign caught the attention of an energy investor who subsequently invested over $3 million into YouSolar. The investor added to our Reg CF investment by 3 x and allowed us to take a "quantum leap" as a company.
- The patented stackable PowerBloc, STACK™, a highlight of our 2020 Reg CF campaign, has moved from concept to reality! The PowerBloc STACK dramatically simplifies shipment and installation and also allows the PowerBloc to become a mobile system for rapid deployment by disaster relief organizations or the military. We believe STACK is a game-changer for the industry.

"The Ultimate Solar + Battery System for a Modern World"


03:42

Watch and learn how the PowerBloc works. This video features computer generated project animations of some of YouSolar's products. Some products are currently in development.

OVERVIEW

The World Needs a New Paradigm of Power

As utility grids are crumbling and climate change is reshaping our world, customers and governments are forced to rethink how to ensure reliable electricity. We need to find a way to deliver reliable and carbon-free energy easily to everyone. The world needs a new paradigm of power. We believe this new paradigm means breaking free of the constraints of grid-tied solar systems that require utility approval and bringing a powerful plug-and-play solar+battery system to the market. We designed the PowerBloc® nano-grid to be the driving force behind this paradigm shift.

YouSolar®

The modules of the standard PowerBloc fit into 19-inch racks or cabinets and deliver ultimate flexibility in configuration and size.

The PowerBloc is a solar+battery system that is simple enough for any electrician without any special training to assemble, yet so powerful that it can run an entire house and, yes, even a clinic in Key West, Florida. The PowerBloc allows people everywhere to power their lives reliably with clean solar energy.



This PowerBloc® nano-grid under construction at a clinic in Key West, Florida, will be installed outside in a weatherproof enclosure. The system has 102kWh of energy storage, integrates 30kW of solar power, can supplement energy from two generators, and delivers 90 kW of three-phase power. (The image is an engineering rendering of the system under construction.)



YouSolar's patented stackable PowerBloc®, STACK™, which we believe is a game-changer for the industry. From left to right, the PowerBloc® has 10kWh, 15 kWh, 20 kWh of energy storage. The power unit can grow to accommodate even more battery energy, another solar input module, or any other module. Multiple "towers" can connect to build a formidable power system. (The image is an engineering rendering of the functional STACK prototype currently undergoing environmental, mechanical, and thermal testing.)

That's because this system delivers a primary power system that can take power supply beyond utilities and unleash the unlimited potential of solar power. The PowerBloc's revolutionary and patented power architecture, controls, and stackable enclosure define what is possible in solar+battery technology.


TWIN™ Bi-Directional Converter, 4 kW
50 V DC to 400 V DC
BATTERY
Communication
BATT 1
BATT 2
BLOC-LINK™
DISCHARGE
CHARGE
RS232
YouSolar
FLUKE

The PowerBloc's TWIN™ bi-directional converter steps up the battery pack's 50 Volt potential to the 400 Volt of the direct current bus. (Photo of product during assembly.)

THE PROBLEM

Complicated Solar Systems that are Dependent on Grid Power

Today's residential solar and battery systems are a mishmash of technology that really only work in combination with stable grid power. We don't see that any of these systems have been designed to be utility power replacements.

As grid-tied systems, they also depend on utility approval, which makes incumbent utilities the gatekeepers of the entire industry. This is not a blueprint of a paradigm shift, especially in all the important international markets where unreliable utility grids cause technical problems for grid-tied inverters , or utilities view distributed solar as a threat to their business.



One of the solar arrays at the Greenschool in Bali, donated by YouSolar, its investors, and its East Asian partners, which has been a reliable energy source for the school. The Greenschool was able to get one of the first solar interconnection agreements in Bali. Yet, the local utility does not pay for any excess energy produced by the solar system, which makes it nearly impossible for grid-tied solar systems in Bali without batteries to be viable.

In our view, existing technologies are also cumbersome and fail to deliver on their promises. They rely on trained installers with tools, dollies, and, in the case of batteries, lift jacks for installation and often come with complicated manuals. Companies also sell solar+battery systems without a real-time solar production forecast that helps optimize energy consumption. In contrast, YouSolar scientists access NASA satellites and run atmospheric models to create a real-time solar forecast specific for each customer location. We then send this forecast to the PowerBloc, which helps the nano-grid perform at its best.

Delivering primary power is complex. Existing technologies are not practical solar+battery systems that are viable alternatives to utility or a replacement for the millions of highly polluting generators running in emerging markets at a high cost of energy.

THE SOLUTION

An Easy-to-Install System that Works Independently of Utilities

Our revolutionary PowerBloc is a fully-integrated nano-grid with power electronics, controls, and software developed by YouSolar to achieve a robust, reliable, and efficient system. This modular power system typically comprises a solar array, batteries, and an inverter that forms the grid for the house or business. The PowerBloc is not a backup but the primary electricity supply. YouSolar has completed engineering of it its first generation rack or cabinet mounted modular PowerBloc DC nano-grid and is installing first systems with early customers. Early residential systems use a third-party inverter which will be replaced with YouSolar's own inverter in 2022. The prototype of the stackable PowerBloc, STACK, is undergoing electrical, mechanical, and thermal testing and is planned for market introduction in 2022.



PowerBloc® modules, or "blocs," in a crate on their way to a customer installation. On-site, the modules are then installed into the cabinets. The modular nature of the PowerBloc makes dollies and lift jacks unnecessary.

The sun is the primary energy source, and YouSolar delivers a real-time hourly solar production forecast so that the PowerBloc's energy management system can make intelligent decisions on how to use solar energy. The PowerBloc can also use and store energy from the grid, a generator, or any other electric power source. All power sources blend seamlessly on the efficient high potential direct current bus that is the core of the power architecture.



A two cabinet system is typical for residential customers and holds 15-50kWh of energy storage and power electronics to integrate solar, utility, and, often, generator power. (The image is a product rendering.)

For customers with a utility connection, the grid only contributes energy to the PowerBloc, but no longer directly connects to the load. (Except two projects, where the customers want to export power to the utility, none of our projects which we have installed or are installing in California or Florida require utility approval.) Therefore, there are no glitches when the grid goes down. And wherever there is no grid, the PowerBloc can operate as an off-grid system. **It's as simple as that**.


76.0°F
2:13 PM PDT
07 October 2021
Solar
2.6 kW
Usage
2.3 kW
Grid
0.0 kW
Battery
3.3 kW
Generator
3.0 kW
POWER FLOW

The PowerBlocs user interface shows how power blends seamlessly on the nano-grid. The example shows a grid outage where a generator charges the battery to meet the anticipated demand of the house at night or a cloudy day ahead (as predicted by YouSolar's real-time solar production forecast). ***[Screenshot of product]***

YouSolar delivers sustainable and affordable power for the modern world. Customizable and scalable, the PowerBloc is a private power system that meets many needs and can be connected to the grid or be off-grid. The PowerBloc can integrate a propane or diesel generator to "extend the range" of the batteries or, as with one of our customers, a wind turbine to diversify power. With the addition of an optional grid-tied inverter, the PowerBloc® can even send power back to the grid. **We simply cannot think of anything the PowerBloc cannot do.**


Plug & Play
Installs quick & easy
Expandable
Grows with your power needs
Easy to Use
An intuitive tablet user interface
Modular
Allows any configuration
Intelligent
Predicts production and usage
See from anywhere
Remote monitoring from anywhere

WHAT WE DO

Changing the Game

At YouSolar, we don't believe that playing by the old rules will get us anywhere fast enough. To change the world, we need to change the game. The PowerBloc is our answer.

In the PowerBloc, power flow and communication of each module, or "bloc", are parallel and independent which allows YouSolar to deliver the PowerBloc as a stackable, plug-and-play system. We are showing here for the first time the revolutionary stackable PowerBloc: STACK™. The STACK has unprecedented flexibility in system configuration and sizing. Even the order of the modules inside the STACK does not matter. But when assembled STACK's interlocking modules create a nearly impenetrable monolith. In short, **a new game is on**.


YouSolar

The photo shows Baxter Smith, Product Specialist at YouSolar, with the stackable PowerBloc®: STACK™. The stackable PowerBloc creates a true plug-and-play system. STACK is planned for market introduction in 2022. (The photo shows a functional prototype of the STACK.)


02:13

Arnold Leitner, Founder and CEO, demonstrates how easy it is to assemble the stackable PowerBloc®.

The STACK plugs together in a breeze and is easy to use. Just like the standard PowerBloc - after connecting the solar, utility or generator power to the input and the home to the inverter output - the PowerBloc is ready to start. After a one-button boot-up, power is on.

The PowerBloc®'s energy management system uses solar and load forecasts to decide when and how fast to charge the batteries. YouSolar scientists access NASA satellites and run atmospheric models to create a real-time solar forecast specific for each customer location. We then send this forecast to the PowerBloc, which helps the nano-grid perform at its best. For grid-connected systems, this increases solar utilization, while for off-grid systems, it reduces the chance of power loss.

And how exactly is the PowerBloc managed by the user? It's pretty easy. Information and system control are always at your fingertips on YouSolar's custom tablet interface. When not in use, the tablet serves as an elegant timepiece and weather station. We believe our customers will find this app intuitive and useful.


DIYA™
The PowerBloc® User Interface That Loves You Back
00:53

The DIYA™ user interface is a beautiful and intuitive interface that provides all the information the customer needs and allows the customer to control the system. When not in use, the user interface acts as an elegant timepiece and weather station. This video features some demonstration versions of the Application.

Here's more on the key features that make the PowerBloc® work:

- New Standard - Uses 400 V DC used by server farms, EVs, and LED lighting
- Parallel - All components operate in parallel and independently of each other, and new components can be added easily
- Modular - The battery system breaks down into modules lightweight enough to allow one-person installation
- Multi-Source - Easy integration of multiple sources of power, including utility or generator power
- Safe - Solar array and system's high potential shut down rapidly when the emergency stop is pushed
- Automatic - Intelligent controller for fully automatic operation of the system


400 VDC
New Standard
400VDC
Used by server farms, EVs, LED lighting
Parallel
New components can be added easily and independently
Modular
Battery broken into modules lightweight enough for one-person installation
Multi-Source
Easy integration of multiple power sources
Safe
Solar and system's high potential shuts down rapidly in emergency
Automatic
Intelligent controller for fully automatic operation of the system

WHAT AND HOW WE SELL

A Fully-integrated Solar+Battery Nano-grid

YouSolar sells a fully-integrated solar+battery nano-grid that includes everything the customer needs. With our early customers, YouSolar designs the system. Customers have the option to choose their solar panels, or YouSolar can include the solar array. We partner with solar installers and electricians who install the solar array and all other components that connect the PowerBloc to the house. YouSolar technicians and a certified electrician of our partner then install the PowerBloc.



STEP™
YouSolar
Micro-Converter

The YouSolar STEP™ micro-converter steps each solar panel's potential from about 35 Volt to 400 Volt DC. It can throttle back the solar panel output and has rapid shutdown for firefighter protection. (Product Rendering)

We have created installation manuals for the current rack or cabinet-mounted PowerBloc. We are beginning to train our partners to install and wire modules without the presence of YouSolar technicians. Commissioning, start-up, and operation of the PowerBloc are automatic. We will also soon begin to turn our in-house design program into an online tool our partners can use to size and price a PowerBloc. This allows our partners to do everything from design to installation and start-up. We will continue to do all remote monitoring and troubleshooting.

OUR TRACTION

We Have Sold Over $ 1 Million Worth of Systems to Early Customers

To date, YouSolar has sold over **$1 million** worth of systems to early customers. Many of YouSolar's residential customers are in California's wine country.



A residential PowerBloc® during installation at a house in Calistoga, California. The PowerBloc fits into an existing shed. The empty bays are waiting for three batteries to be inserted.

YouSolar is also installing a commercial PowerBloc at a clinic in Key West, which has 30kW of solar, over 100kWh of energy storage, two 6 kW generators, and 90 kW three-phase of AC power. Like all PowerBloc systems, it is designed to be the clinic's primary power supply to ensure that the clinic does not lose power no matter what storm brews in the Gulf.



The PowerBloc® solar array at a clinic in Key West, Florida. Each solar panel is equipped with YouSolar's STEP™ micro-converter, which is able to harness the maximum energy during overcast skies. The intelligent STEP micro-converter is a key "bloc" in the PowerBloc's customizable and scalable architecture.

THE MARKET

Delivering Power Wherever the Utility Power Fails or Does Not Reach

Based on our research and opinion, the United States has tens of thousands of upscale residences with property values of USD $1M+ built in unincorporated areas. Most of them rely on their own water well. These customers lose power due to wildfires, heavy winds, and snow. A geospatial, census and tax analysis commissioned by YouSolar showed that there are 1,800 such properties in California's wine country alone. The PowerBloc can deliver constant and high power for an uninterrupted lifestyle and the ability to run the well pump, allowing homeowners to water down the property and put out flying embers during a wildfire.

After devastating wildfires caused power outages in our home state of California interest in the PowerBloc surged. Our initial sales in this market demonstrate the validity of our customer analysis. This development presented an immediate and large market for YouSolar's technology. But wildfires are not the only natural disasters that result in a failure of utility power systems We received an opportunity to power a clinic in Key West, Florida, to shield it from the outages associated with tropical storms or even hurricanes. Tropical storms are the main reason for power failures in Florida. YouSolar is installing a PowerBloc at the clinic as its primary power supply to ensure care continues when the utility power system fails. That system has two independent generators that blend power into the nano-grid for ultimate reliability.

Our early success in the market surprised us. We are clearly meeting a need.



Globally, the market we've identified with the highest value and largest arbitrage cost is the replacement of generators in emerging markets that run daily for backup or primary power. Customers in these markets critically rely on generator power and pay a high energy cost. The global market for residential and commercial generators, which the PowerBloc can replace, was U.S. $3.75 billion in 2020 and is expected to grow to about U.S. $5 billion by 2026.

Because of its ability to work on unstable grids or with no grid at all, and its modularity that makes shipping easy, this massive market is also where the PowerBloc® faces the least competition.



$24 Billion
Generator Replacement Market Value by 2024
This massive market is where the PowerBloc® faces the least competition.

**Market Source Available Here. Images are engineering rendering of a functional prototype of the new stackable PowerBloc®.*

HOW WE ARE DIFFERENT

A System that Can Be Customized and Expanded to Fit a Customer's Changing Needs over Time

The PowerBloc is a customizable and scalable system. This means customers can choose the size and number of power modules ("blocs") that fit their needs. Our experts can help customers choose the system that is right for them. This is particularly important because customers can start small and expand their system as their needs grow without any design changes, which is particularly important in emerging markets where power needs change with rising incomes.

Our groundbreaking patented stackable cabinet, STACK™, will make customization and expansion even easier because modules stack and no attention needs to be paid on how to fit modules into a rack or cabinet. The STACK modules are now in prototype testing and are planned for market introduction by the end of 2022.



Ride through any power outage.

**Engineering drawing of the functional prototype of the new stackable PowerBloc®.*


Generator
Environmentally disastrous
Noisy, generates irritating vibrations
Power glitches when switching to generator during outage
Unreliable and high maintenance
YouSolar
Clean and sustainable
Quiet, no irritating vibration
Zero glitches when the grid goes down
Reliable and requires little to no maintenance

THE BUSINESS MODEL

A Cost-effective and Global Energy Solution Designed for Growth

By developing power electronics with our engineering partner and all controls, firmware, software, and hardware in-house, we have a low cost structure which allows us to offer a competitive solution with a 40% target margin. A PowerBloc nano-grid including solar panels for a modern U.S. single-family home costs between $35k to $50k. The scalability of the PowerBloc will enable us to deliver a smaller product at a price that is affordable for people in emerging markets.

We make money by selling the initial system and replacement batteries every 10-15 years. We are currently the manufacturer of the PowerBloc and partner with solar installers and electricians to install our systems. We plan to give these partners the tools to design, size, and sell systems. Customers will also be able to purchase the PowerBloc directly through our website. But this is only the beginning of the business model.

The PowerBloc is a high-capital cost item that needs customer financing, especially in emerging markets. Therefore, we plan to pursue a licensing model that allows us to rely on national and regional partners in various parts of the world that have the capital to hold inventory, existing infrastructure to sell, distribute, and install the PowerBloc, and the ability to finance systems for customers in their markets. We believe this type of business model will allow us to grow fast in order to achieve widespread adoption of the PowerBloc as a reliable and practical power system that can be a utility power replacement everywhere.


40% Target Profit Margin

THE VISION

Bringing the PowerBloc to People Everywhere

YouSolar has a big market at our doorstep in California and the rest of the United States. However, today's solar industry does not have an independent power system for the home or business for those who would benefit the most from solar energy: people in countries with few trained installers and who have unreliable grids or no utility power at all. People living in emerging markets account for most of the world's population, and in the next decades 90% of electricity demand will be coming from emerging markets.



Rice fields in Bali, Indonesia.

This population is a huge untapped market for solar and the crux of solving the climate challenge. In light of this, we are already working with partners to take the PowerBloc international. The stackable PowerBloc, STACK, is instrumental to making the PowerBloc a success in these markets. Because individual modules do not weigh more than 100 lbs (50 kg) and assembly is plug-and-play, the stackable PowerBloc can be shipped and installed almost everywhere. We hope to see the PowerBloc as the world's trusted and affordable source of clean power everywhere, in a school in Bali, on a farm in Peru, or in a suburb in India.



The PowerBloc® is a perfect power solution for disaster relief. The image shows a rendering of a functional prototype of the stackable PowerBloc®.

OUR TEAM

A Team of World Class Experts

The executive and engineer team at YouSolar comprises world-class experts in energy markets, solar technology, and power electronics who share a passion for building the world's greatest solar+battery system and changing the world for the better.



WHY INVEST

A Clean Energy Solution that Could be Key to Mitigating Climate Change

We don't have much time left to fight a changing climate with its devastating effects on Earth. We need to throw everything at a transformation of our world. Our mission is to bring solar everywhere and change the power infrastructure in its course.

We start where we have a great and immediate impact and a financially compelling solution: Where customers lose utility power regularly, such as in California's wine country, and by replacing generators as a primary source of power. Around the world, millions of generators deliver power when the grid goes out or where there is no grid at all–even in areas with lots of sun. In our opinion, existing solar-battery technology is so inadequate for delivering primary power that people resort to running expensive, dirty generator power that is 3 x more expensive than solar power and harmful to the environment.


Take the driver's seat

By providing a clean energy solution for emerging markets that will account for most of the growing electricity demand in the coming decades, our product has the potential to be key to solving the climate problem. Our system allows people everywhere to power their lives with solar energy and realize the enormous potential of the sun.

With demonstrated successes and more projects in development, now is the perfect time to be a part of the clean energy revolution and invest in YouSolar.

May 2010

Our Company Launches!

We launch YouSolar to develop a plug-and-play solar+battery power system to democratize power and fight climate change.

2013



Studied our Customers and Developed Features

We took multiple trips abroad to understand the needs of our customers and work with engineers to develop the features of the PowerBloc®.

2015



First Set of Electronics Ready

We increased the power of the system 10x and finished the 1st set of power electronics.

2016



Alpha System Completed

We integrated the inverter, bi-directional converter, controller and DIYA™ user interface into our alpha system.

Jan 2018



Beta System Ready

The Beta system featuring the 2nd set of power electronics is ready

Aug 2018



In-House Global Solar Irradiance Forecast Ready

We developed our own real-time and location-specific solar irradiance forecast which we sent to each PowerBloc®.

Dec 2018



Series A Led by MIT Angels of Northern California

YouSolar closes its Series A financing with the MIT Angels conducting due diligence and investing.

Aug 2019



Big Sur Home Comes Online

We installed our 1st PowerBloc® system at an off-grid home on the scenic coast of Big Sur.

15 May 2020



YouSolar Launches on StartEngine and Oversubscribes

YouSolar launches its first Reg CF financing on StartEngine and oversubscribes.

Fall 2020



Sales in California

YouSolar sells PowerBloc® systems to customers in Northern California

Dec 2020

Contract for PowerBloc® at Clinic in Key West

YouSolar closes a contract for PowerBloc® at Clinic in Key West with 90 kW of power.

Jan 2021



$3 Million Investment

YouSolar receives $3 million from a private energy investor who saw us on StartEngine!

Fall 2021



Commercial PowerBloc® Ready for Installations

All modules and controls of the PowerBloc® are built and systems are ready for installation.

Nov 2021



Wow! The Stackable PowerBloc® Debuts

YouSolar reveals the prototype of the stackable PowerBloc®. The future of power is here.

Dec 2021

YouSolar is Back on StartEngine!

Thank you StartEngine for an amazing run. We did all we promised to do and some! Now let's take on the world!

In the Press

the rising · INVESTORPLACE · The Weekly Calistogan · SUNCAST media

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Meet Our Team



Arnold Leitner

CEO, President and Chairman of the Board

Arnold is a clean-tech pioneer. His first company, SkyFuel, re-invented concentrating solar power technology. SkyFuel's high-precision parabolic trough uses mirror film technology licensed from the National Renewable Energy Laboratory (NREL) instead of glass mirrors and won the R&D 100 Award. It was featured as one of the major clean-tech accomplishments as part of the 40th anniversary of the National Renewable Energy Laboratory. Arnold holds a PhD in Physics from CU Boulder and an MBA from Columbia.



Michael W. Allman

Director/Investor

Mike has held numerous executive roles in the power and gas industry. Mike was the CEO for Sempra Generation and the CEO of the Southern California Gas Company. While at Sempra Mike built the ground-breaking 10 MW "Eldorado" solar plant in Nevada which was the first solar project to use thin-film solar panels. Within a decade Sempra and other developers built thousands of megwatts of utility solar power projects in the America's Desert Southwest. Mike holds a MBA from the University of Chicago BS in Chemical Engineering from Michigan State.



Richard F. ("Rick") Hoskins

Director

Rick has been a private equity investor for 30 years. He has personally invested in several solar companies and served on the boards of Skyfuel Inc. and Powur PBC. Most recently he was Managing Director of Genstar Capital, a leading private equity firm with over $18 billion of assets under management, a role in which he served on boards of numerous portfolio companies. His personal investments have focused on businesses that support efforts to combat climate change – which includes increasing the adoption of solar as a sustainable source of energy and changing processes in farming and food consumption – and to promote social justice, such as businesses that support independent job creation, training, health care, financial services and access to affordable resources. He has significant experience investing in international markets, having been a partner with Schroder Ventures in Germany. Rick has an MBA from Harvard Business School and a BS in Electrical Engineering from Stanford University.



Galen J. Torneby

Vice President, Operations/COO

Galen has over nearly four decades of years of experience in the energy sector. Before joining YouSolar, Galen served as the COO and then CEO of SolarCraft, Novato CA. At SolarCraft, he led a team executing residential and commercial solar PV, battery storage, and solar thermal projects in the North Bay Area. Galen worked several years for SunPower as the Sr. Director EPC Projects for the SunPower's C7 LCPV technology program in China and led SunPower's EPC efforts in Egypt and Mexico. Before SunPower, he was the Director of Project Development Engineering at First Solar in San Francisco and Head of Project Delivery at Masdar in Abu Dhabi, UAE. He was responsible for the development and construction of wind and solar projects. Throughout his career, Galen has worked in Pakistan, Romania, the Philippines, Seychelles, Canada, Brazil, South Africa, Egypt, China, Morocco, and Mexico. Galen received his BS from the University of Washington and MBA from the University of Washington. Galen is a PMI certified project management professional and a licensed California Class B – General Building Contractor.

Offering Summary

Company	YouSolar, Inc.
Corporate Address	292 Brokaw Road, Santa Clara, CA 95050
Offering Minimum	$9,999.62
Offering Maximum	$4,999,997.22
Minimum Investment Amount (per investor)	$350.00

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	13,513
Maximum Number of Shares Offered	6,756,753
Price per Share	$0.74
Pre-Money Valuation	$49,863,813.68

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities,(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

All Investor Owners Club

20% or 10% discount on a PowerBloc® system (excluding solar panels and installation charges), if purchased in by 1 December 2022 or 1 December 2023, respectively, for U.S. delivery or Free-on-Board, Santa Clara, California, for all international destinations. Discount applies only to the first U.S. $100,000.00 of order(s) by the investor.

Early Bird

First 48 hours - Friends and Family Early Birds | 20% bonus shares

Next 72 hours - Early Bird Bonus | 15% bonus shares

Next 7 days - Early Adopters | 5% bonus shares

Perks by Investment Amount

$700+ YouSolar-branded Organic T-shirt. Some colors are not available in organic cotton.

$1,500+ YouSolar T-Shirt and Visor or Trucker Hat

$3,500+ YouSolar T-shirt or Hoodie and Visor or Trucker Hat and Coffee Mug

$7,500+ YouSolar-branded titanium sports bottle + 5% bonus shares.

$27,500+ Wonderfully crafted, stackable model of the PowerBloc® for your desk. (Works as a "stress toy" or paperweight.) + 10% bonus shares.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

YouSolar, Inc. will offer 10% bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.74 / share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $74. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Note on Bonus Shares and Perks

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

YouSolar - Invest on StartEngine

My name is Arnold Leitner. I am the founder of YouSolar. Last year, we raised over a million dollars in an oversubscribed StartEngine campaign to build the PowerBloc, the world's most advanced solar+battery system.

Thanks to our investors, we have created a better product than we ever envisioned. And today, I want to show you the innovation you have funded including the new, revolutionary, stackable PowerBloc. I'm also here to tell you about our success in the market, and what comes next for YouSolar.

This is the PowerBloc. The PowerBloc is a high-output, ultra-efficient nano-grid—an independent power system that provides reliable around-the-clock electricity for the entire house. Since our last campaign, we have completed engineering and are now installing the product with our first customers.

Our timing couldn't be better. Demand for solar-battery systems is skyrocketing. As utility grids are crumbling and climate change is reshaping our world, customers and governments are forced to rethink how to ensure reliable electricity. Homeowners around the world are thinking more independently and are more self-reliant.

The PowerBloc is customizable and scalable for every customer – large or small. The PowerBloc's patented design comprises independent modules that create a power system that fits any customer's need. And this is, how we can build a system for a house in California or for a clinic in Florida.

Did I mention how intelligent the system is? YouSolar scientists access NASA satellites and run atmospheric models to create a real-time solar forecast specific for each customer location. We then send this forecast to the PowerBloc which helps the nano-grid to perform at its best.

Information and system control are always at your fingertips on YouSolar's custom tablet interface. When not in use, the tablet serves as an elegant timepiece and weather station.

Current solar-battery systems require trained installers, dollies, and lift jacks and are difficult to deploy. Installers don't want to deal with heavy solar-battery systems. Therefore, our vision has always been to create a stackable version of the PowerBloc that can easily be shipped and assembled by anyone.

And with your help we have built it. We are incredibly proud to show you the stackable PowerBloc. Here it is. It is simple and robust. It is plug-and-play and expandable. The modules interlock and make the system entirely safe.

YouSolar delivers clean and reliable electricity that is the foundation for addressing the world's greatest challenges, from climate to clean water to education. We have sold over one million dollars worth of PowerBloc systems to early customers. We are now ready to ramp up

production and begin selling on a larger scale.

The world has challenges, but we have imagination and technology. We have it in our hands to create the world we want to live in. So, come to our campaign at StartEngine and invest in the future of power.

YouSolar - How It Works

YYouSolar's PowerBloc is a solar-battery nano-grid that allows you to power your life, independently. The PowerBloc cabinet is typically located in the garage or utility room. It holds the batteries, the inverter, and other power electronics.

Unlike other solar-battery systems, the PowerBloc's grid-forming inverter delivers power to the entire house, not just to a critical loads panel.

The primary energy source of the PowerBloc is the Sun, while the grid provides supplemental energy. Each panel of the PowerBloc's solar array is equipped with YouSolar's STEP micro-converter. This converter steps up each panel's electric potential to the nano-grid's efficient 400 Volt direct current. STEP makes all panels independent of each other and delivers the maximum solar power.

Unlike micro-inverters that produce alternating current, STEP operates at the direct current native to both solar panels and batteries, which avoids unnecessary back-and-forth conversions between alternating and direct currents.

The PowerBloc's battery system is high power and offers large amounts of energy storage at a surprisingly low cost. The advantage of a big battery, is that it evens out daily variations in solar production, and gives confidence when going into a grid outage.

It only makes sense that a solar-battery (READ: solar battery) system knows how much Sun will shine in a day. Therefore, YouSolar sends a real-time, hourly satellite solar forecast to each PowerBloc.

PowerBloc's safe lithium-iron-phosphate batteries can store a day's worth of energy, and its energy management system uses the solar forecast to maximize solar energy consumption. So, there is no need to send any solar energy back to the grid.

The home's electrical system can blend power from the grid—cleaned up and converted to the 400 V direct current of the PowerBloc—or be completely off-grid.

Energy from a generator can be critical during a prolonged grid outage with little sunshine. The PowerBloc works with any generator and will only run the generator long enough to charge the battery.

Solar, battery, utility, and generator power blend seamlessly on the PowerBloc's nano-grid. There are no generator transfer switches, no critical loads panels, and no compromises.

The energy management system determines when to collect energy, store it, and deliver it. The

PowerBloc provides true energy independence.

Information and control of the PowerBloc are always at your fingertips. The PowerBloc creates its own WIFI network, and the tablet interface connects to the PowerBloc even when there is no internet. When not in use, the tablet serves as an elegant timepiece and weather station.

The PowerBloc is customizable, modular, and scalable. You can add more battery or solar power at any time. The PowerBloc can run a single-family home or scale to power a clinic through a hurricane.

There really isn't anything the PowerBloc cannot do.

Power your life, independently.

YouSolar. Welcome to the future of power.

YouSolar - Assembling Stack

Speaker 1:
I'm going to demonstrate how to stack the stackable power block. I'm taking the first piece. Here's a battery, and it's heavy. So lie down, and then, we can hold it by these posts that are meant to be held. Okay, pick it up, and you bring it over on the base. You can drop it on the base and it kind of aligns itself. And then, you move it in, and then, the system engages. Then, here are latches that lock the system down. You want to depress them. So, it all it down now, and this prevents this module from sliding out.

Speaker 1:
Here's another battery module. Take that one, grab it, bring it over, and drop it down. Here we go. Again, it pre-aligns, and then, you move it in, and it engages. Again, press the latches down. Now, this module can no longer slide out.

Speaker 1:
Grabbing another module here. This is the inverter module, drop it down. It's lighter than the other ones. Pre-align it, move it back, and engage it. Now, this is connected, and again, the latch needs to be depressed all the way down. And now, we're taking another module here. This one is the rectify module that allows you to bring in AC power, such from a generator or utility. Pre-alignment and engagement.

Speaker 1:
Here's the solar input module. This is relatively light weight. And again, we set it on here and engage it. Here you go. And then lastly, it's all the way in. Good. And now, here is the traffic controller that goes on top and completes the system.

Speaker 1:

And the last step for turning system on is now to enable all the modules. Battery, battery, invert on. There's no power on it for the time being. It just means it's enabled. Rectify on and solar on. Again, these are all now enabled, showing that they're functioning. And now, at last, you have turned on the system, and now, it's ready to deliver power. The inverter will now boot up and deliver AC power to the terminal off the inverter. That's how easy it is to assemble the stack of a power block. It is a safe interlocking system, and it's a game changer for this industry.

YouSolar - STEP™ Micro-Converter

Speaker 1:
What do you do if you want to live quietly off-grid in the Sierra Nevada mountains. The Sierra Nevada, a home to some of the most beautiful scenery on earth, and also home to one of YouSolar's newest customers. A homeowner struggled for years with various off-grid solar systems. Some didn't produce enough power. Some didn't last long. None worked. But then, in the summer of 2021, our customer installed a YouSolar PowerBloc, the world's most robust, reliable, and intelligent solar plus battery system. What makes our system so intelligent? YouSolar's patented STEP micro-converter. Here's why it matters. The home is located in old growth forest with tall incent cedar, pine, and sequoia trees. These trees are stunning and smell wonderful, but they block the sun from shining on the solar panels. Even in the summer, the sun does not reach the array until noon. Most of the time, one or more solar panels are shaded.

Speaker 1:
Solar energy production had been the biggest challenge and other off-grid systems couldn't handle it. But the PowerBloc STEP micro converter, which is mounted under each solar panel, made it possible to generate all the energy the home needs. The STEP micro converter steps up each panel's potential to an efficient 400 volt, and makes each panel independent of all the other panels of the solar array. So only the shaded solar panels lose energy production. When the sun breaks through the trees and illuminates the panel, that panel delivers the maximum power independent of the other panel in the array. As a result, the solar array delivers the highest amount of energy possible.

Speaker 1:
The STEP micro converter operates at the direct current that is native for batteries, unlike micro-inverters, which produce alternating current. STEP avoids unnecessary back and forth conversions between the alternating and direct current. And STEP automatically reduces power when energy is not in demand, which makes it ideal for self-sufficient off-grid systems like this Sierra Nevada refuge. Whether you are in a pine forest on the top of the world, on the wild and scenic coast in Big Sur, or in Texas hill country, the STEP micro-converter boosts your solar production so that you can power your life independently.

Speaker 1:
YouSolar, welcome to the future of power.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "YOUSOLAR, INC.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF DECEMBER, A.D. 2018, AT 5:34 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

4821956 8100
SR# 20188092404

Authentication: 204079404
Date: 12-12-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:34 PM 12/11/2018
FILED 05:34 PM 12/11/2018
SR 20188092404 - File Number 4821956

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF YOUSOLAR, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

YOUSOLAR, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is **YOUSOLAR, INC.** and that this corporation was originally incorporated pursuant to the General Corporation Law on May 11, 2010, under the name of Fireball Solar Technology Inc.

SECOND: That the Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is YouSolar, Inc.

ARTICLE II

The address of this corporation's registered office in the State of Delaware is 3500 South Dupont Highway in the City of Dover, County of Kent, 19901. The name of this corporation's registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

A. Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of

shares that this corporation is authorized to issue is 124,445,728. The total number of shares of common stock authorized to be issued is 88,004,418, par value $0.000001 per share (the "Common Stock"), of which 67,000,000 shares are designated as "Class A Common Stock" and 21,004,418 shares are designated as "Class B Common Stock." The total number of shares of preferred stock authorized to be issued is 36,441,310, par value $0.000001 per share (the "Preferred Stock"), of which 6,552,714 shares are designated as "Series Seed-1 Preferred Stock," 2,611,616 shares are designated as "Series Seed-2 Preferred Stock," 2,018,566 shares are designated as "Series Seed-3 Preferred Stock," 2,309,579 shares are designated as "Series Seed-4 Preferred Stock," 1,814,742 shares are designated as "Series Seed-5 Preferred Stock," 4,559,507 shares are designated as "Series Seed-6 Preferred Stock" (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, collectively, are referred to herein as the "Series Seed Preferred Stock"), and 16,574,586 shares are designated as "Series A Preferred Stock."

B. Rights, Preferences and Restrictions of Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions.

(a) The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Class A Common Stock, Class B Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Class A Common Stock or Class B Common Stock of this corporation) on the Class A Common Stock or Class B Common Stock of this corporation, at the applicable Dividend Rate (as defined below), payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative. The holders of the outstanding Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this Section 1 upon the affirmative vote or written consent of the holders of a majority of the shares of Preferred Stock then outstanding (voting together as a single class and not as separate series, and on an as-converted basis). For purposes of this subsection 1(a), "Dividend Rate" shall mean, with respect to any share of Preferred Stock, an amount per annum equal to six percent (6%) of the Original Issue Price applicable to such share of Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like).

(b) After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Class A Common Stock, Class B Common Stock and Preferred Stock in proportion to the number of shares of Class A Common Stock and Class B Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Class B Common Stock at the then effective conversion rate.

2. Liquidation Preference.

(a) In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive out of the proceeds or assets of this corporation available for distribution to its stockholders (the "Proceeds"), prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of Class A Common Stock or Class B Common Stock by reason of their ownership thereof, an amount per share equal to the sum of (i) with respect to the Series Seed Preferred Stock, the product of one and one-half (1.5) and the applicable Original Issue Price (as defined below) and (ii) with respect to the Series A Preferred Stock, the applicable Original Issue Price (as defined below), plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation"), "Original Issue Price" shall mean $0.3325 per share for each share of the Series Seed-1 Preferred Stock, $0.2000 per share for each share of the Series Seed-2 Preferred Stock, $0.1750 per share for each share of the Series Seed-3 Preferred Stock, $0.1500 per share for each share of the Series Seed-4 Preferred Stock, $0.0613 per share for each share of the Series Seed-5 Preferred Stock, $0.0500 per share for each share of the Series Seed-6 Preferred Stock and $0.0905 per share for each share of the Series A Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(b) Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Class A Common Stock and Class B Common Stock held by each.

(c) Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Class B Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Class B Common Stock.

(d) (i) For purposes of this Section 2, a "Liquidation Event" shall include (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or

substantially all of this corporation's assets, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of the capital stock of this corporation or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold fifty percent (50%) or more of the then outstanding voting stock of this corporation (or the surviving or acquiring entity) or (D) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii) In any Liquidation Event, if Proceeds received by this corporation or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Board of Directors and the holders of a majority of the voting power of all then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis); provided that if a holder of Preferred Stock or an affiliate thereof is an acquiring entity in such Liquidation Event, the shares of Preferred Stock held by such holder shall not be included for purposes of such approval calculation.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely

by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by the Board of Directors and the holders of a majority of the voting power of all then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis); provided that if a holder of Preferred Stock or an affiliate thereof is an acquiring entity in such Liquidation Event, the shares of Preferred Stock held by such holder shall not be included for purposes of such approval calculation.

(C) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, with the appropriate approval of the definitive agreements governing such Liquidation Event by the stockholders under the General Corporation Law and Section 6 of this Article IV(B), be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii) In the event the requirements of this Section 2 are not complied with, this corporation shall forthwith either:

(A) cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(d)(iv) hereof.

(iv) This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the voting power of all then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(e) Allocation of Contingent Consideration. In the **event** of a deemed Liquidation Event pursuant to subsection 2(d)(i), if any portion of the consideration payable to the stockholders of this corporation is placed into escrow and/or is payable to the stockholders of this corporation subject to contingencies, the definitive agreement with respect to such deemed Liquidation Event shall provide that the portion of such consideration that is placed in escrow

and/or subject to any contingencies (the "Contingent Consideration") shall be allocated among the holders of capital stock of this corporation in accordance with subsections 2(a) and 2(b) as if all of the consideration ultimately payable in the transaction, including the Contingent Consideration, is paid without restrictions at the time of closing the deemed Liquidation Event (so that the Contingent Consideration shall be allocated among the holders of capital stock of this corporation pro rata based on the amount of such consideration otherwise payable to each stockholder pursuant to this Section 2).

3. Redemption. The Preferred Stock is not redeemable at the option of the holder thereof.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and without the payment of additional consideration by the holder thereof, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price (as defined below) for such series (the conversion rate for a series of Preferred Stock into Class B Common Stock is referred to herein as the "Conversion Rate" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) the closing of this corporation's sale of its Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, the public offering price of which is at least that results in at least $30,000,000 of gross proceeds to this corporation (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Class B Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class B Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class B Common Stock to which such

holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date set forth for conversion in the written notice of the election to convert irrespective of the surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class B Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Class B Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with Automatic Conversion provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Class B Common Stock as of such date.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of each series of Preferred Stock shall be subject to adjustment from time to time as follows:

(i) (A) If this corporation shall issue, on or after the date upon which this Restated Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the "Filing Date"), any Additional Stock (as defined below) without consideration or for a consideration per share that is less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price (calculated to the nearest one-thousandth of a cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of Class B Common Stock that the aggregate consideration received by this corporation for such issuance would purchase at such Conversion Price; and the denominator of which shall be the number of shares of Common Stock Outstanding immediately prior to such issuance plus the number of shares of such Additional Stock. For purposes of this Section 4(d)(i)(A), the term "Common Stock Outstanding" shall mean and include the following: (1) outstanding Common Stock, (2) Common Stock issuable upon conversion of outstanding Preferred Stock, (3) Common Stock issuable upon exercise of outstanding stock options and (4) Common Stock issuable upon exercise (and, in the case of warrants to purchase Preferred Stock, conversion) of outstanding warrants. Shares described in (1) through (4) above shall be included whether vested or unvested, whether contingent or non-contingent and whether exercisable or not yet exercisable. In the event that this corporation issues or sells, or is deemed to have issued or sold, shares of Additional Stock that results in an adjustment to a Conversion Price pursuant to the provisions of this Section 4(d) (the "First Dilutive Issuance"), and this corporation then issues or sells, or is deemed to have issued or sold, shares of Additional Stock in one or more subsequent issuances other than the First Dilutive Issuance that would result in further adjustment to a Conversion

Price (each, a "Subsequent Dilutive Issuance") pursuant to the same instruments as the First Dilutive Issuance, then and in each such case upon a Subsequent Dilutive Issuance the applicable Conversion Price for each series of Preferred Stock shall be reduced to the applicable Conversion Price that would have been in effect had the First Dilutive Issuance and each Subsequent Dilutive Issuance all occurred on the closing date of the First Dilutive Issuance.

(B) No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one-tenth ($1/10^{th}$) of one cent per share ($0.001). Except to the limited extent provided for in subsections (E)(3) and (E)(4), no adjustment of such Conversion Price pursuant to this subsection 4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(C) In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(D) In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) In the case of the issuance of options to purchase or rights to subscribe for Class A Common Stock or Class B Common Stock, securities by their terms convertible into or exchangeable for Class A Common Stock or Class B Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for purposes of determining the number of shares of Additional Stock issued and the consideration paid therefor:

(1) The aggregate maximum number of shares of Class A Common Stock or Class B Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Class A Common Stock or Class B Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)), if any, received by this corporation upon the issuance of such options or rights plus the minimum exercise price provided for in such options or rights (without taking into account potential antidilution adjustments) for the Class A Common Stock or Class B Common Stock covered thereby.

(2) The aggregate maximum number of shares of Class A Common Stock or Class B Common Stock deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for, any such convertible or exchangeable securities or upon the

exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by this corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)).

(3) In the event of any change in the number of shares of Class A Common Stock or Class B Common Stock deliverable or in the consideration payable to this corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Conversion Price of each applicable series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Class A Common Stock or Class B Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of each applicable series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Class A Common Stock or Class B Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(5) The number of shares of Additional Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 4(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either subsection 4(d)(i)(E)(3) or (4).

(ii) "Additional Stock" shall mean any shares of Class A Common Stock or Class B Common Stock issued (or deemed to have been issued pursuant to subsection 4(d)(i)(E)) by this corporation on or after the Filing Date other than:

(A) Class A Common Stock or Class B Common Stock issued pursuant to a transaction described in subsection 4(d)(iii) hereof;

(B) Class A Common Stock or Class B Common Stock issued to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to plans or agreements approved by the Board of Directors;

(C) Class A Common Stock or Class B Common Stock issued pursuant to a Qualified Public Offering;

(D) Class A Common Stock or Class B Common Stock issued pursuant to the conversion or exercise of convertible or exercisable securities outstanding on the Filing Date;

(E) Class A Common Stock or Class B Common Stock issued in connection with a bona fide business acquisition by this corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise;

(F) Class A Common Stock or Class B Common Stock issued or deemed issued pursuant to subsection 4(d)(i)(E) as a result of a decrease in the Conversion Price of any series of Preferred Stock resulting from the operation of Section 4(d);

(G) Class B Common Stock issued upon conversion of the Preferred Stock;

(H) Class A Common Stock or Class B Common Stock issued pursuant to any equipment leasing arrangement or debt financing arrangement, which arrangement is approved by the Board of Directors and is primarily for non-equity financing purposes;

(I) Class A Common Stock or Class B Common Stock issued to persons or entities with which this corporation has business relationships, provided such issuances are approved by the Board of Directors and are primarily for non-equity financing purposes; or

(J) Class A Common Stock or Class B Common Stock that is issued with the unanimous approval of the Board of Directors and the Board of Directors specifically states in such approval that it shall not be Additional Stock (such issuances described in subsections (A) through (J) hereof, the "Exempt Issuances").

(iii) In the event this corporation should at any time or from time to time after the Filing Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Class A Common Stock or Class B Common Stock or the determination of holders of Class A Common Stock or Class B Common Stock entitled to receive a dividend or other distribution payable in additional shares of Class A Common Stock or Class B Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Class A Common Stock or Class B Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Class A Common Stock, Class B Common Stock or the Common Stock Equivalents (including the additional shares of Class A Common Stock or Class B Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Class A

Common Stock or Class B Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in subsection 4(d)(i)(E).

(iv) If the number of shares of Class A Common Stock or Class B Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Class A Common Stock or Class B Common Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Class B Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d)(iii), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Class B Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Class B Common Stock of this corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Class B Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock, the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Class B Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g) No Impairment. This corporation will not, without the appropriate vote of the stockholders under the General Corporation Law or Section 6 of this Article IV(B), by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Stock against impairment.

(h) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Class B Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and this corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractional shares is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class B Common Stock and the number of shares of Class B Common Stock issuable upon such conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Class B Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(i) Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution; provided, however, that subject to compliance with the General Corporation Law such notice period may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(j) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to

obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate of Incorporation.

(k) Waiver of Adjustment to Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of a majority of then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

5. Voting Rights.

(a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Class B Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class B Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half (1/2) being rounded upward).

(b) Voting for the Election of Directors. As long as at least 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of such shares of Preferred Stock shall be entitled to elect one (1) director of this corporation at any election of directors (the "Preferred Director"). The holders of outstanding Common Stock, voting together as a single class, shall be entitled to elect two (2) directors of this corporation at any election of directors. The holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors of this corporation.

Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this

corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

6. Protective Provisions. So long as 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, this corporation shall not (by amendment, merger, consolidation or otherwise) without (in addition to any other vote required by law or this Restated Certificate of Incorporation) first obtaining the approval by vote or written consent, as provided by law, of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis):

(a) consummate a Liquidation Event;

(b) amend, alter or repeal any provision of this Restated Certificate of Incorporation or this corporation's Bylaws so as to adversely alter or change the rights, preferences, privileges and restrictions of the shares of Preferred Stock;

(c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock;

(d) authorize, create or issue any equity security (including, without limitation, (i) any other security convertible into or exercisable for any such equity security or (ii) any unit of debt and equity securities) having a preference over, or being on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A Preferred Stock designated in this Restated Certificate of Incorporation (including, without limitation, any security convertible into or exercisable for such shares of Preferred Stock);

(e) (i) reclassify, alter or amend any existing security of this corporation that is pari passu with the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

(f) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common

Stock from employees, officers, directors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements approved by the Board of Directors under which this corporation has the option to repurchase such shares at the lower of the original per share purchase price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) or then fair market value thereof upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal;

(g) change the authorized number of, or method of electing the, directors of this corporation; or

(h) pay or declare any dividend on any shares of capital stock of this corporation other than dividends payable on the Common Stock solely in the form of additional shares of Common Stock.

7. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by this corporation. The Restated Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

8. Notices. Any notice required by the provisions of this Article IV(B) to be given to the holders of shares of Preferred Stock shall be deemed given (a) five (5) days following its deposit in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of this corporation, (b) upon such notice being provided by electronic transmission in a manner permitted by the General Corporation Law or (c) five (5) days following such notice being provided in another manner then permitted by the General Corporation Law.

C. Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3. Redemption. The Common Stock is not redeemable at the option of the holder.

4. Voting Rights. Each holder of Class A Common Stock shall have the right to ten (10) votes for each share of Class A Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be

entitled to vote upon such matters and in such manner as may be provided by law. Each holder of Class B Common Stock shall have the right to one (1) vote for each share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

5. Conversion. The shares of Class A Common Stock (the "Convertible Common Stock") are convertible as follows:

(a) Right to Convert Class A Common Stock. Each share of Class A Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of this corporation or any transfer agent for such stock, into one (1) fully paid and nonassessable share of Class B Common Stock.

(b) Automatic Conversion of Class A Common Stock. At any time following the closing of a Qualified Public Offering, upon any transfer, other than a Permitted Transfer (as defined below), of a share of Class A Common Stock, such share of Class A Common Stock shall automatically be converted into one (1) fully paid and nonassessable share of Class B Common Stock. "Permitted Transfer" means a transfer of Class A Common Stock by a holder (i) for estate planning purposes, either during such holder's lifetime or on death by will or intestacy to such holder's spouse or other member of a holder's immediate family, or to a custodian, trustee (including a trustee of a voting trust), executor or other fiduciary for the account of the holder's spouse or members of the holder's immediate family, or to a trust for the holder's own self, or a charitable remainder trust or (ii) to one or more of such holder's Affiliates. "Affiliates" means, with respect to any person, any other person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified person, including, without limitation, any general partner, officer, director or manager of such person and any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or is under common investment management with, such person.

(c) Mechanics of Conversion. Before any holder of Class A Common Stock shall be entitled to voluntarily convert the same into shares of Class B Common Stock pursuant to subsection (C)(5)(a), he, she or it shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Common Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class B Common Stock are to be issued. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as provided in such written notice, a certificate or certificates for the number of shares of Class B Common Stock into which the shares of Class A Common Stock so surrendered were convertible on the date of such written notice. Upon the occurrence of an automatic conversion of Convertible Common Stock pursuant to subsection (C)(5)(b) or subsection (C)(5)(c), the holders of such Convertible Common Stock shall surrender the certificates representing such shares at the office of this

corporation or any transfer agent for the Common Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Class B Common Stock into which the shares of Convertible Common Stock surrendered were convertible on the date on which such automatic conversion occurred. Notwithstanding the foregoing, such conversion shall occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to this corporation or its transfer agent; provided, however, that this corporation shall not be obligated to issue certificates evidencing the shares of Class B Common Stock issuable upon such conversion unless the certificates evidencing such shares of Convertible Common Stock are either delivered to this corporation or its transfer agent as provided above, or the holder notifies this corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to this corporation to indemnify this corporation from any loss incurred by it in connection with such certificates.

(d) Adjustments for Stock Splits or Combinations. If at any time or from time to time after the date of filing of this Restated Certificate with the Secretary of State of the State of Delaware (the "Effective Time"), this corporation effects a subdivision of the outstanding shares of the Class B Common Stock into a greater number of shares of Class B Common Stock without an equivalent subdivision of the outstanding shares of Convertible Common Stock, or of the Class A Common Stock, then, in the event of a conversion of shares of the applicable Convertible Common Stock into shares of Class B Common Stock, such shares of Convertible Common Stock shall convert into a number of shares of Class B Common Stock that has been proportionately increased. If at any time or from time to time after the Effective Time, this corporation effects a combination of the outstanding shares of the Class B Common Stock into a smaller number of shares of Class B Common Stock without an equivalent combination of the outstanding shares of Convertible Common Stock, or of the Class A Common Stock, then, in the event of a conversion of shares of the applicable Convertible Common Stock into shares of Class B Common Stock, such shares of Convertible Common Stock shall convert into a number of shares of Class B Common Stock that has been proportionately decreased. If at any time or from time to time after the Effective Time, this corporation effects a subdivision of the outstanding shares of the Preferred Stock into a greater number of shares of Preferred Stock without an equivalent subdivision of the outstanding shares of Class B Common Stock, then, in the event of a conversion of shares of Preferred Stock into shares of Class B Common Stock, the applicable Conversion Price for each such series of Preferred Stock shall proportionately increase. If at any time or from time to time after the Effective Time, this corporation effects a combination of the outstanding shares of the Preferred Stock into a smaller number of shares of Preferred Stock without an equivalent combination of the outstanding shares of Class B Common Stock, then, in the event of a conversion of shares of Preferred Stock into shares of Class B Common Stock, the applicable Conversion Price for each such series of Preferred Stock shall proportionately decrease.

(e) Record Holders. The persons entitled to shares of Class B Common Stock upon conversion of Convertible Common Stock shall be treated for all purposes as the record holders of such shares of Class B Common Stock as of the date of conversion.

(f) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion of the shares of the Convertible Common Stock, such number of its shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Convertible Common Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Convertible Common Stock, in addition to such other remedies as shall be available to the holders of Convertible Common Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in commercially reasonable efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(g) Status of Converted Stock. In the event any shares of Convertible Common Stock shall be converted pursuant to this subsection (C)(5), the shares so converted shall be cancelled and shall not be issuable by this corporation. The Restated Certificate shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

ARTICLE V

Except as otherwise provided in this Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

Subject to the requirements of Section 6 of Article IV(B) hereof, the number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

To the fullest extent permitted by law, a director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of

fiduciary duty as a director. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or modification.

ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

ARTICLE XII

This corporation renounces any interest or expectancy of this corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of this corporation who is not an employee of this corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of this corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of this corporation.

ARTICLE XIII

In connection with repurchases by this corporation of its Common Stock from employees, officers, directors, advisors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, Section 500 of the California Corporations Code shall not apply in all or in part with respect to such repurchases. In the case of any such repurchases, distributions by the corporation may be made without regard to the "preferential dividends arrears amount" or any "preferential rights amount," as such terms are defined in Section 500(b) of the California Corporations Code.

ARTICLE XIV

A. Forum Selection. Unless this corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of this corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of this corporation to this corporation or this corporation's stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law or this Restated Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of this corporation shall be deemed to have notice of and consented to the provisions of this Article XIV.

B. Personal Jurisdiction. If any action the subject matter of which is within the scope of Article XIV(A) is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article XIV(A) (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

C. Savings. If any provision or provisions of this Article XIV shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIV (including, without limitation, each portion of any sentence of this Article XIV containing any

such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

THIRD: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That said Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 11th day of December, 2018.

/s/ Arnold Leitner

Name: Arnold Leitner

Title: President

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:50 PM 04/17/2020
FILED 05:50 PM 04/17/2020
SR 20202947228 - File Number 4821956

**CERTIFICATE OF CORRECTION TO
AMENDMENT TO
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
FOR
YOUSOLAR, INC.,
a Delaware corporation**

YouSolar, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of the corporation is YourSolar, Inc.

2. A Certificate of Amendment to Amended and Restated Certificate of Incorporation for YouSolar, Inc., a Delaware corporation, was filed by the Secretary of State of Delaware on April 14, 2020, and said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy of said Certificate includes errors in (a) total number of authorized shares of capital stock, (b) the total number of authorized shares of preferred stock, and (c) the number of authorized shares of each of the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock and Series A Preferred Stock.

4. Article IV A., of the Certificate is hereby corrected to read as follows:

> "Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 168,441,310. The total number of shares of common stock authorized to be issued is 132,000,000, par value $0.000001 per share (the "Common Stock"), of which 67,000,000 shares are designated as "Class A Common Stock" and 65,000,000 shares are designated as "Class B Common Stock." The total number of shares of preferred stock authorized to be issued is 36,441,310, par value $0.000001 per share (the "Preferred Stock"), of which 6,552,714 shares are designated as "Series Seed-1 Preferred Stock," 2,611,616 shares are designated as "Series Seed-2 Preferred Stock," 2,018,566 shares are designated as "Series Seed-3 Preferred Stock," 2,309,579 shares are designated as "Series Seed-4 Preferred Stock," 1,814,742 shares are designated as "Series Seed-5 Preferred Stock," 4,559,507 shares are designated as "Series Seed-6 Preferred Stock" (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, collectively, are referred to herein as the "Series Seed Preferred Stock"), and 16,574,586 shares are designated as "Series A Preferred Stock.""

IN WITNESS WHEREOF, YouSolar, Inc, has caused this certificate to be signed by Arnold Leitner, its Chief Executive Officer, this 16th day of April, 2020.

By: ______________________
Arnold Leitner, CEO